UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 26, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Presents Its Translated From Hebrew Financial
Statements For The Year Ended On December 31, 2009

Attached hereto is an English translation (from Hebrew) of our financial statements and additional information as submitted on Tel Aviv Stock Exchange. The following documents are included:

1.	Chapter A – Description of the Company's Business for the year ending December 31, 2009.

2.	Chapter B – Board of Directors' Report on the Corporation's Business Position As of December 31, 2009.

3.	Chapter C – Consolidated Financial Statements for the year ending December 31, 2009.

4.	Chapter D – Further Particulars of Corporation.

5.	Chapter E – Separate financial information for 2009 being presented pursuant to Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports).

XTL Biopharmaceuticals Ltd.
("the Company")

Annual Report for the year ending December 31, 2009

Table of Contents:

1.	Chapter A – Description of the Company's Business for the year ending December 31, 2009.
2.	Chapter B – Board of Directors' Report on the Corporation's Business Position As of December 31, 2009.
3.	Chapter C – Consolidated Financial Statements for the year ending December 31, 2009.
4.	Chapter D – Further Particulars of Corporation
5.	Chapter E – Separate financial information for 2009 being presented pursuant to Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports) 5730–1970.

As of the date of this report, the Company has no development activity. The Company has no customers or revenues from sales and its continued operation is contingent on closing the Bio-GAL transaction and raising funds in the context of this transaction or on raising funds from appropriate alternative sources.

The investment in the Company's securities involves risks that are characteristic of an investment in a biotechnology or pharmaceutical company that is in seed stages. As of the date of this report, the Company has no development activity, no sales and there is no certainty that the Company will be able to complete the development of the products that it intends to develop and market on a commercial basis. The risk factors that are liable to affect the Company are: (a) the Company has not yet commenced the development of the product that it wishes to develop and there is no certainty that the Company will be able to complete its development and that the product, once developed, will be judged efficient and safe to use. In addition, there is no certainty that the Company will be able to develop the product within the predetermined timeline. Non compliance with timelines will cause the Company additional expenditure and may possibly prevent the completion of the product's development the Company wishes to develop; (b) there is no certainty that the Company's future products, when developed, will have demands that justify their commercial production and marketing. Furthermore, the Company cannot be sure as to the demand for its future products, the product prices offered by it and the cost of production of said products; (c) there can be no assurance that patent registration applications filed by the Company will yield patent licenses. If these applications do not yield patent licenses, the Company's internally generated products will not have intellectual property rights, which will enable others to manufacture the Company's products and compete with its future products; (d) a third party might challenge the means undertaken by the Company to protect its intellectual property (IP). Should the Company be unsuccessful in protecting its IP, it will jeopardize its ability to effectively compete in this market and will have an adverse effect on its business; (e) the Company's future possible development activity is based on obtaining an exclusive license from Yeda Research and Development Company Ltd. and on the Company's compliance with the terms of the license agreement; (f) the pharmaceutical market is characterized by fast and constant developments. The Company's operating results depend on its ability to develop on a timely basis new generations of products. There is no certainty that the Company's R&D activity will yield results and that it will be able to sustain R&D activity at the level required for competing successfully with rival products. It is possible that after the finalization of the regulation of the Company's future products, third parties will succeed in developing alternative products that introduce a technological innovation that will circumvent the Company's future patented rights. In such event, third parties may be able to develop rival products for the Company's future products while not breaching the future patented rights, which in turn will increase competition of the Company's future products and reduce the Company's market potential and return; (g) the Company's activity is subject to compliance with certain standards in the countries where it intends to operate (including European, U.S., Israeli and other standards) and thus will be affected by regulatory changes. A change in the regulatory environment relating to the marketing of drugs, including a change and/or the Company's and its manufacturers' failure to comply with said standards, is liable to impose various limitations on the Company's activity, including the grant of future product approvals; (h) the marketing of the Company's future products (if any) is subject to obtaining regulatory approvals. This process may be considerably time consuming, which will cause a delay in marketing the Company's future prospective products and will incur additional charges in connection with obtaining approvals for marketing the Company's future products (if any) on a commercial basis. In addition, there is no certainty that the Company will receive the necessary marketing approvals. Without obtaining the necessary approvals, the Company will not be able to market any future products; (i) the financial resources at the Company's disposal are inadequate for funding operational costs and for completing the R&D activity of any future planned product. The Company's financing needs may vary significantly from time to time, this due to the possible results of experimental and clinical trials that will be undertaken, competition, technological developments in the field and costs arising from additional requirements of the various regulatory authorities. If and to the extent that the Company does not engage in selling or sublicensing its future products in consideration for substantial future proceeds, it will be forced to raise additional funds for completing its plans. There is no way of assuring that the Company will indeed be able to raise additional financing resources, if and to the extent that those are needed. The absence of adequate financing resources will discontinue the Company's operations (see also Note 1d to the financial statements); (j) the Company does not generate any income from the sale of products, it has no development activity and there is no certainty that it will be able to generate such sources of income; (k) the Company is expected to become exposed to competition both due to the development of new treatment techniques and due to the penetration of new competitors into the market. For more details of the risk factors that are liable to affect the Company, see chapter 2a to this report.

CHAPTER A -
Description of the Company's Business for the year ending December 31, 2009

1.	Description of the General Development of the Company's Business

1.1           General

The Company was established in Israel as a private company pursuant to the Companies Ordinance, 1999 ("the Companies Ordinance") on March 9, 1993 under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to XTL Biopharmaceuticals Ltd. The Company's objectives are to engage in any legal activity. Currently, the Company is engaged in the development, acquisition, sale, sub-license and business ventures in the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the Company's shares were listed on the London Stock Exchange and the Company raised approximately $ 50 million by a public offering of shares. Since then and until October 2007, the Company's shares were listed on the London Stock Exchange. In August 2004, the Company raised approximately $ 17.8 million in another offering on the London Stock Exchange.

In July 2005, immediately after the third amendment to the Securities Law, 1968 ("the Law") and the addition of the first stock exchange in London as a stock exchange of dual listing, the Company also listed its shares on the Tel-Aviv Stock Exchange Ltd. ("the Stock Exchange") and since then its shares are listed on the Stock Exchange. Accordingly, since that date, the Company was reporting according to foreign law (by virtue of chapter e3 to the Law). (for further information see the Company's immediate report from July 7, 2005 (reference No. 2005-02-025750).

In September 2005, the Company filed with the Securities & Exchange Commission in the U.S. ("the SEC") a request to list the Company's American Depositary Shares ("ADR") for trade on the NASDAQ under a list that is currently known as the NASDAQ Global Market (see reference: 2005-02-050971). Since then and until April 17, 2009, the Company's ADRs were traded on the NASDAQ (for further information see the Company's immediate report from April 17, 2009 (reference No. 2005-02-088053).

In March 2006, the Company completed a fund raising in a private placement of $29 million, in consideration of an allocation of approximately 4.7 million ADRs and approximately 4.7 million options (for acquiring 4.7 million shares or 2.3 million ADRs of the Company).

In November 2007, the Company completed a fund raising of $9.8 million in a private placement in consideration of an allocation of 14.5 million ordinary shares of the Company, p.v. NIS 0.1 each (bearing in mind the share consolidation in June 2009).  (See Note 16 of the Company's consolidated financial statements).

In July, 2009, the Company shares were delisted from the Nasdaq due to the drop in the Company's market value to below $25 million. Shortly thereafter, the ADRs were quoted on the Pink Sheets - an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market. Accordingly, as of that date, the Company has been reporting according to Chapter F of the Israeli Securities Law, and in parallel, according to the reporting duty prescribed in the U.S. Securities Exchange Act-1934, with respect to a foreign Private Issuer whose securities are held by the public.  Since delisting of the ADR from trade, the Company is no longer subject to the provisions of the Nasdaq. (For further details - see the Company's immediate report of July 12, 2009 (reference no. 2009-01-167058)).

The Company owns 100% of the issued and paid-up capital of a US company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. was engaged in the development of therapeutics and business in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in the development of therapeutics for the treatment of diabetic neuropathic pain. As of the date of this report, both XTL Inc. and XTL Development are inactive.

As mentioned above, the Company was engaged in the development of therapeutics for the treatment of hepatitis C and B. During 2007, the Company discontinued the development programs and trials in these therapeutics and according to an agreement entered with Yeda Research and Development Company Ltd. (the commercial arm of the Weizmann Institute) all rights reverted to Yeda. (For further information see the Company's reports (reference no. 2007-02-418286 and 2007-02-351218).

In 2005, the Company acquired from VivoQuest Inc. (hereinafter - "VivoQuest"), the exclusive worldwide and perpetual rights to VivoQuest's intangible assets, covering a compound library including certain compounds ("DOS") for the treatment of hepatitis C and other assets. (For further information about the DOS, see Immediate Report published by the Company - (reference no. 2005-02-062344). In the course of 2008, the Company out-licensed the use of the DOS technology to Presidio Pharmaceuticals Inc. (For further information see Item 10.2 below and also the Immediate Report published by the Company on March 20, 2009 (reference no. 2008-02-079572)).

In the course of 2007, the Company signed an agreement with DOV Pharmaceutical Inc. (hereinafter - "DOV") to in-license the worldwide rights for Bicifadine. (For further information see the Immediate Report published by the Company on January 16, 2007 (reference no. 2007-02-012607)).

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain did not meet its endpoints and, therefore, the trial failed. As a result, the Company discontinued development of the Bicifadine for diabetic neuropathic pain, (see reference no. 2008-02-321801), it dismissed most of its employees and, in coordination with DOV, ceased maintenance of the patents relating to the Bicifadine. In addition, in December 2008, the Company implemented a restructuring plan aimed at developing its business ("the Plan").  The Plan included, inter alia, dismissal of most of the Company's employees, promoting investments, co-operation and acquisition of holdings primarily in companies engaged in applied research in the life sciences, and in drug research and development (biotechnology and pharmaceuticals). (For further information see the Company's report of December 9, 2008 (reference no. 2008-02-348525)). On March 8, 2009 XTL Development formally ended its engagement with DOV in regard to the Bicifadine, whereby all the rights, development data and materials relating to the drug's IP were returned to them.

As of the date of this periodic report, the Company has certain milestone rights in  a drug development program for the treatment of hepatitis C based on the DOS acquired in 2005 from Vivoquest, and sub-licensed to Presidio Pharmaceuticals Inc. ("Presidio") in 2008, in consideration of cash payments and further royalties based on milestones for developing the drug amount to $59 million.  (For further details concerning the agreement and milestones - see Item 10.2 below).

The Company's Board meeting held on February 11, 2009 approved the election of Mr. David Grossman and Mr. Boaz Shweiger as directors in the Company and the election of Mr. David Grossman as Co-Chief Executive Officer of the Company. (For further information see the Company's report of February 11, 2009 (reference no. 2009-02-035094)).

At the Extraordinary General Meeting held on March 18, 2009, Mr. Marc Allouche, Mr. David Grossman, Mr. Boaz Shweiger and Mr. Amit Yonay were elected to serve as directors of the Company. Mr. Jaron Diament and Ms. Dafna Cohen were elected to serve as external directors of the Company until March 18, 2012. Furthermore, it was decided to consolidate the authorized share capital of the Company and to change the ADR ratio traded in the U.S. (For further information see the Company's report of March 18, 2009 (reference no. 2009-02-061281)).

1.2           Financial Data

As of the date of this report, the Company is not engaged in any development activity. The following data was extracted from the Company's financial statements:

Summary of the Consolidated Statements on the financial position – in thousands of US$

	Year Ended December 31
	2009	2008
	US$ Thousands
Total Assets	715	3,402
Total Liabilities	708	1,928
Equity	7	1,474

Consolidated Statements of Comprehensive Income (Loss) - in thousands of US dollars

	Year Ended December 31
	2009	2008
	US$ Thousands
Revenues	-	5,940
Gross profit	-	4,099
Research and development costs	-	11,722
General and administration costs	*) (2,429)	3,937
Impairment of intangible asset	-	7,500
Other gains (losses), net	139	288
Profit (loss) of operations	2,568	(18,772)

* includes reversal of expenses due to forfeiture of performance-based options of the former Chairman and former CEO of the Company, see also Note 16B to the financial statements.

For further details, see Part Two of this report.

2.	The Company's Agreement with Bio-Gal Ltd.

In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. (hereinafter - "Bio-Gal"), a private company, for the rights to a use patent on Recombinant Erythropoietin for the prolongation of multiple myeloma (type of blood cancer) patients' survival and improvement of their quality of life. (For further information see the Company's immediate report of March 19, 2009 (reference no. 2009-01-061491)).  On September 30, 2009, the Company and Bio-Gal Ltd. signed an extension of the closing date of the transaction to November 30, 2009 (see reference no. 2009-01-244809).  On November 30, 2009, the parties signed a further extension date of the transaction until February 28, 2010, which was extended once again up to April 30, 2010, to enable its completion (see reference no. 2009-01-305211).

On December 31, 2009 the Board approved the Company's engagement under an agreement to acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), a new Israeli company established by Bio-Gal's shareholders for purposes of the transaction and which Bio-Gal shall transfer to the use patent for Recombinant Erythropoietin ("EPO")..  Furthermore, the amount of USD $1.5 million was to be invested by private investors (through the exercise of options granted to them).

For the purposes of the acquisition, the Company will issue approximately 133 million ordinary shares of the Company to Xtepo's shareholders, against obtaining 100% of their shares in Xtepo by way of issuing ordinary shares of the Company in an extraordinary private placement to Xtepo's shareholders, in accordance with the Securities Regulations (Private Offering Securities in a Listed Company - 2000) (hereinafter: “Share Swap Agreement). The said Share Swap Agreement was approved at an Extraordinary General Meeting of Shareholders on March 2, 2010, such that after completing the share swap, Xtepo's shareholders will hold (together with their holdings of the Company's shares prior to the share swap) approximately 70.64% of the Company's issued and outstanding share capital, while the balance, in the amount of 29.36%, will be held by the Company's shareholders.

Below is a diagram showing the Group's structure after the Share Swap Agreement.

* As of the date of this report, this company is inactive.

It should be noted that the Share Swap Agreement stipulates, inter alia, that its execution is conditional on a number of prerequisites, which the primary ones are: a) publishing an allocation report offering an extraordinary private placement for the allocation of the shares; b) obtaining the approval of the Company's Extraordinary Meeting of Shareholders for the Share Swap Agreement; c) exercising the options by Xtepo's investors, such that on the transaction date, Xtepo will have approximately $1.5 million available at hand; d) the Israel Tax Authority's approval; e) the Tel Aviv Stock Exchange approval to register the allocated shares for Xtepo's shareholders; f) any other approval that may be required for executing the Share Swap Agreement according to law (hereinafter collectively: "the Prerequisites").

For further information on the Share Swap Agreement, see the Company's immediate report of January 15, 2010 (reference no. 2009-01-355719).

As of the date of this report, a considerable part of the Prerequisites referred to above have been fulfilled, including the approval of the Company's shareholders (obtained on March 2, 2010).  The Company did not receive the Tax Authority's approval for the share swap and transfer of the intangible assets. According to the Management and its advisers, the transaction is expected to be completed in the second quarter of 2010.

1 Together with their holdings prior to the closing of the Share Swap transaction

The Company's projections on obtaining the Tax Authority's approval and other Prerequisites as outlined above is forward-looking information based solely on the evaluation of Management and its advisers.  The foregoing might not be realized as the Management's evaluations are not certain.

Should the transaction and the fund raising involved not be achieved in the upcoming weeks, there are substantial doubts as to the Company's ability to continue operating as a going concern.  The auditors, in the Company's financial statements, have drawn attention to the Company's financial position and its inability to pursue its activities without completing the transaction and/or raising funds from other external sources.  (See Note 1.D of the financial statements).

Notwithstanding the aforesaid, and on the assumption that the Company does obtain the necessary approvals for complying with the Prerequisites and closing the transaction, the Company will act, whether by itself or through Xtepo (the Company, its subsidiaries including Xtepo, and a second tier company, shall hereinafter be referred to as "the Group"), in order to commercialize a new indication for the use of the EPO drug in the treatment of patients suffering from multiple myeloma, as detailed below:

3.	The Group’s activity and description of its business development

3.1	Terminology

For the sake of convenience, the meaning of the terms used in this section will be as follows:
Multiple myeloma
Multiple myeloma is a hematological cancer accounting for about 10% of all hematological cancers and about 1% of all malignant diseases. This disease is characterized by uncontrolled proliferation of plasma cells, a type of white blood cells, in the bone marrow, thus leading to the formation of malignant cell foci causing damage and partial bone destruction  This disease has a multi-focal (multiple) nature, reflected by formation of multiple malignant cell foci. The malignant cells and the proteins secreted by them are responsible for a series of clinical manifestations and complications, including damage to the bones, accompanied by pain and fractures, damage to the bone marrow and anemia, susceptibility to infections, weakening of the immune system, nervous system impairment, renal insufficiency, coagulation defects, etc.  Multiple myeloma is an incurable disease, with mean life expectancy of the patients being about 3-5 years.

Plasma cells	A group of cells constituting about 2-5% of all white blood cells in the human body. Plasma cells produce immunoglobulins, which are immune system proteins serving as antibodies.
Erythropoietin- EPO	A hormone produced by the kidneys, the known function of which is stimulation of red blood cell production in the bone marrow.
Recombinant Erythropoietin (Recombinant EPO)
A genetically – engineered hormone usually designed for treatment of various types of anemia, mainly anemia affecting patients suffering from renal insufficiency (and treated with hemodialysis), as well as patients with various types of malignant diseases accompanied by anemia.

Autologous stem cells
Stem cells are undifferentiated cells, out of which the three types of blood cells are formed. Most stem cells reside in the bone marrow; however, some of them- called peripheral blood stem cells (PBSC)- are collected from the bloodstream.
Autologous transplantation – the patient receives stem cells from his own bone marrow or peripheral blood.

Neuropathy/ Peripheral neuropathy
Functional impairment of the nerves responsible for transmitting sensation from the tips of the hands and feet. In mild cases, peripheral neuropathy may cause tingling in hands and feet, while in severe cases, it may cause pain and pricking sensation in all parts of the body, up to difficulties in limb function and movement.

T- Lymphocytes
White blood cells, which are an important component of the immune system. These cells act in various ways, and are responsible for assisting the body in its fight against infections, malignant cells, etc.

Anti- cancer effect	Anti- cancer effect is any effect causing the cancer cells to stop dividing and multiplying, destroying the cells or “freezing” their growth and spread.
Helsinki committee
A committee acting in accordance with People’s Health Regulations (Clinical trials in human subjects), 1980, responsible for approving and supervising clinical trials - for more information, see paragraph 2.10.1 below.

IRB	Institutional Review Board – A committee equivalent to the Helsinki committee in the US and other world countries.
FDA	Food and Drug Administration – The US authority responsible for control and regulation of drug development and registration in the US.
EMEA
European Medicines Agency – The European authority responsible for control and regulation of drug development and registration in European Union countries. EMEA currently includes about 30 member - countries.[2]

2 According to the information present in the website of EMEA: http://www.emea.europa.eu/htms/aboutus/emeaoverview.htm

Serious Adverse Events (SEA) or Serious Adverse Drug Reaction
Any disturbing medical event, at any dose, which is either life threatening or fatal, or requiring hospitalization or extension of current hospitalization, or causing permanent disability or permanent functional impairment.

Activity	Laboratory or clinical results indicating clinical efficacy of the drug.
Efficacy	Proof of clinical effect of a drug in a human clinical trial.
Orphan drug
A special pathway for approval and marketing of medicinal agents by the FDA. This pathway is designed to fulfill the need for the development of drugs for unique populations, as well as for the treatment of relatively rare and incurable diseases (in the US – diseases affecting 200,000 patients (maximal number), in the European Union - diseases with an incidence of up to 5 per 10,000 people). Recognition of a certain drug as an orphan drug grants the manufacturer regulatory marketing exclusivity for a period of 7 years in the US and 10 years in the European Union.

Ethical drug	A patented drug; only its developer is authorized to manufacture and sell it.

3.2	General

Xtepo Ltd. (hereafter:  “Xtepo” or "the Subsidiary") is a private company incorporated and registered in Israel since November 9, 2009, according to the Corporations Law 1999 (hereafter Corporations Law).
Together with fulfillment of all the prerequisites for executing the transaction, as detailed in paragraph 18 of this report, Xtepo will receive an exclusive license for using the patent for the treatment of multiple myeloma patients with recombinant EPO, based on a series of studies including, among others, an empirical observation in patients treated with recombinant EPO by Prof. Moshe Mittelman. Prof. Moshe Mittelman is an internationally recognized hematologist, who proved by empirical observations that treatment with recombinant EPO may prolong survival in multiple myeloma patients, along with a significant quality of life improvement, and with reduced side effects, as compared to the currently available medications. Please see paragraph 10.1 below for details of the license agreement.

3.3	The Group’s drugs

EPO

Recombinant EPO (hereafter: “The EPO drug”) is a drug currently used for the treatment of anemia caused by renal insufficiency and various types of cancer, in view of the fact that chemotherapy may exacerbate and accelerate the development and progression of anemia in cancer patients.

3.4	Drug development procedure – General description

Drug development is a complex procedure usually including the following major phases3; in order to move from one phase to the next one, it is necessary to fulfill the criteria defined by the health authority for every phase, as follows:

(a)
Pre-clinical phase – This phase includes animal studies designed to demonstrate efficacy of the drug in animal models of the disease for which the drug is indicated. The pre-clinical phase also includes experiments, performed under stringent conditions, designed to examine whether the drug exerts toxic side effects, and to evaluate its various features in animals. In addition, the pre-clinical phase includes development of Good Manufacturing Practice methods (GMP- a set of manufacturing requirements with which the drug has to comply in order to be approved for future administration to the patients).

(b)
Phase I – This is the first clinical phase of drug development, during which a preliminary examination is performed in human subjects, with the aim of evaluating the safety and the maximal safe dosage of the drug. Tests of drug distribution and duration of its retention in the bloodstream may also be performed during this phase; these tests enable evaluation of the bioavailability of the drug and other parameters. Phase I studies may be carried out in either healthy volunteers or in patients.

(c)
Phase II – This phase involves preliminary examination of drug efficacy in patients. In addition, one of the aims of this phase is to determine the optimal therapeutic dose of the drug. Its safety evaluations are ongoing simultaneously. In many cases, several Phase II studies are performed: Phase IIa study, the objective of which is proof of concept, and a more extensive Phase IIb study, including a larger number of patients and study centers, as compared to Phase IIa study.

(d)
Phase III – The most important phase of multinational, multicenter, randomized, placebo- controlled and double- blind studies. This phase involves a larger number of subjects (hundreds and even thousands), and is carried out in a large number of medical centers worldwide, using a single dosage. The objective of this phase is to prove the safety and efficacy of the drug in a large number of patients in order to enable a more accurate simulation (compared to earlier phases) of its use by physicians in clinical practice. Following successful completion of this phase, applications for approval of drug registration may be submitted to the relevant health authorities.

3 Description of the phases is general; changes may sometimes occur with respect to various drugs. For example, in certain cases, phases I and II or II and III may be combined.

It must be emphasized that performance of clinical trials in human subjects during each phase, Phase I, II and III, requires preliminary approval by the Helsinki committee /IRB and by the regulatory authorities of the countries involved in the clinical trials. It must be noted that obtaining successful results in the early phases is absolutely required for the transition from one phase to the next one.

Following successful completion of all the above phases (including completion of Phase III), The Group will be able to submit an application for approval of registration of the drug by the relevant health authority, e.g. US FDA.

As demonstrated above, drug development is a long process requiring significant funding in view of the prolonged duration of the trials, approval processes and analysis of information and results obtained from the studies, the completion of which will enable The Group to submit an application for approval of registration of the drug by the FDA or any equivalent regulatory authority in another country. Clinical development, including performance of clinical trials, is frequently assisted by expert subcontractors, qualified for working under stringent professional standards required by the regulatory authorities.

4.	The Group’s field of activity

The Group will be involved in one field of activity, in accordance with the license agreement for exclusive use of the EPO drug patent, with the aim of commercializing a new indication for the above drug, which is treatment of multiple myeloma patients, based on the studies performed by Prof. Moshe Mittelman.
In addition, the Group will take action to receive a status of an orphan drug for the EPO drug in order to obtain marketing exclusivity for a limited period and reduced regulatory constraints during the development process.

The company’s assessments with respect to receiving a status of an orphan drug include a forward- looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that it is possible that an orphan drug status will not be granted to the EPO drug, and it will be entitled to neither an accelerated regulatory pathway nor to limited marketing exclusivity period.

Second part – Other information

5.	Financial information with respect to the Group’s field of activity

Due to the fact that, as of the date of this report,  not all the prerequisites had been fulfilled for closing the transaction outlined in Item 2 above, and since Xtepo was established for purposes of the transaction (close to the date of this report) Xtepo does not have  financial statements. (For financial information on the Company - see Item 1.2 above as well as Chapter B of this report.)

6.	General environment and effect of external factors on the Group’s activity

The market of anti- cancer drugs in general, and the market of drugs for the treatment of multiple myeloma in particular, for which the Group’s drug is intended, is characterized by an increasing need for new developments in the field of treatment of various cancer types. In spite of the general progress in the field of pharmaceuticals, and the impressive achievements observed in this field during the last years, up to the date of this outline, there are still numerous diseases, including various cancers, for which the currently available medication treatments are insufficient due to either limited activity range or insufficient efficacy, as well as due to severe adverse events. The increasing mean population age, paralleled by increasing number of cancer patients in general, and multiple myeloma patients in particular, emphasizes the ever increasing need for new therapeutic agents aimed at treatment of these diseases.

There is no drug, even the most efficient one in reducing disease symptoms, which can be efficient in all the patients. In many cases, for certain populations of patients, there is no efficient drug for treating their disease or the stage of their disease. Furthermore, in many cases, a certain drug may be efficient for a certain period of time, followed by cessation of its positive effect. In addition, many drugs cause severe side effects, thus sometimes preventing the patients from taking the drugs.

The target market of the Group's drug is unique (for further details, see paragraph 7.2 below), and according to the opinions of the Group's experts, the capacity of any drug to bite into a market share depends on its short- term and long- term efficacy, as well as its side effects, including absolute effects and effects relative to those caused by the competing drugs.

In view of the fact that the Group is developing a new indication for the EPO drug, which is an established and approved drug for the treatment of anemia, the Group expects to receive exemptions from performing pre- clinical and Phase I clinical studies. At present, the Group has a preliminary design for initiating a Phase II clinical study in multiple myeloma patients. It should be noted that in view of the fact that the above design was provided to the company as part of the license agreement for patent use, and considering the long time period that had elapsed since the date of study design preparation, it is conceivable that the Group will be required to introduce changes into the design and to submit them for additional approval by the health authorities prior to study initiation.

Prof. Mittelman's studies indicate that treatment of multiple myeloma patients with the EPO drug leads to significant suppression of disease symptoms, improves their immune system function, stabilizes their health status, prolongs their survival and induces a marked improvement in their quality of life, without causing severe side effects. These features make this drug superior in most of its therapeutic aspects. Provided that these features are apparent in additional clinical studies, as required by the regulatory authorities for drug registration, the Group may foresee that the drug will conquer a large market share in the market of drugs designed for the treatment of multiple myeloma, including treatment of patients with advanced/ terminal disease not responding well enough to the currently available therapies. In addition, the Group foresees another market share for the above drug, based on combinations of the EPO drug with the currently available therapies. If these predictions turn out to be true, the drug will have an estimated market share of millions of USD per year. However, it must be emphasized that clinical research is associated with numerous elements of uncertainty. Therefore, the possibility that the Group will not succeed in continuous demonstration of the safety and efficacy of the drug, or that the actual drug efficacy will be lower than expected, cannot be excluded. In addition, possible development of competing drugs by Exstipo's competitors cannot be excluded.

The above Group's estimates with respect to the potential capacity of the Group's drug to conquer a large market share in the market of drugs designed for the treatment of multiple myeloma include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that the actual results of the advanced clinical trial phases may be significantly different from the estimates implied by this statement, thus there is no certainty regarding further successful development of the EPO drug by the Group.

Third Part – Description of the Group’s Business Activities in its field

7.	General information on the field of activity

The following is a detailed description of the Group’s business activities, on the assumption that the transaction outlined in Item 2 above will be completed, including trends, events and developments in the macro- economic environment of the Group, which significantly affect, or may significantly affect the Group’s business activities, as follows:

7.1	Introduction

7.1.1	Prof. Mittelman’s research study

Analysis of the clinical findings observed by Prof. Mittelman in multiple myeloma patients revealed that treatment with recombinant EPO has prolonged the survival of some patients beyond that predicted for them, based on their condition, without this treatment. The results and conclusions drawn from the above observations were further tested in murine models of multiple myeloma, demonstrating that recombinant EPO has anti- cancer activity, based on its effect on the activation of T- lymphocytes.

These observations have led to the assumption that recombinant EPO affects the immune system regardless of malignant tumors. Another study performed by Prof. Mittelman’s research team revealed that patients with advanced multiple myeloma demonstrate prominent changes in various immune system parameters, and that treatment of these patients with recombinant EPO results in improvement of the immune system status in terms of its various components, as well as its function, which may significantly contribute to the prolonged survival of these patients.

7.2	Structure of the Group’s field of activity and the changes occurring within it

Multiple Myeloma (MM)

Multiple myeloma is a hematological cancer characterized by uncontrolled proliferation of plasma cells in the bone marrow, thus leading to the formation of malignant cell foci causing damage and partial bone destruction. This disease has a multi-focal (multiple) nature, reflected by formation of multiple malignant cell foci. The malignant cells and the proteins secreted by them are responsible for a series of clinical manifestations and complications, including damage to the bones, accompanied by pain and fractures, damage to the bone marrow and anemia, susceptibility to infections, weakening of the immune system, nervous system impairment, renal insufficiency, coagulation defects, etc. Multiple myeloma is an incurable disease, with mean life expectancy of the patients being about 3-5 years.

In the US alone, the total number of new cancer cases diagnosed in 2005 was about 1.4 million (about 0.4% of the population), with the number of deaths due to cancer approaching 0.6 million (about 0.2% of the population)4. Out of the overall known cancer types, the most common types are colon cancer (about 100,000 new patients), lung cancer (about 170,000 new patients), breast cancer in women (about 210,000 new patients) and prostate cancer in men (about 230,000 new patients). In the US alone, the number of patients diagnosed with any type of cancer is estimated to be several millions.

4  The data were taken from the NCI (National Cancer Institute) website http://seer.cancer.gov.csr/1975_2002/results_merged/sect_01_overview.pdf

Multiple myeloma is a common hematological cancer accounting for about 10% of all hematological cancers, with 60,000 multiple myeloma patients currently living in the US alone. 16,000 new cases are diagnosed in the US annually, and this number is increasing with the increasing average life expectancy worldwide. In general, multiple myeloma is considered to be a disease of advanced age, with typical onset at the age of 65- 70 years, although cases of multiple myeloma diagnosed in people in their fifties are not rare. In addition, multiple myeloma accounts for about 1% of overall cancer cases of all types, and for about 2% of all deaths due to cancer5. It should be noted that multiple myeloma is more common in men, and the risk of developing the disease is twofold higher in men of African origin, as compared to white men.

Drugs competing with the Group’s drug

At present, numerous medications and treatments are available for multiple myeloma patients at various disease stages. Sometimes combination therapy is given, including chemotherapy, radiotherapy, medication therapy and bone marrow transplantation. It should be noted that the most common treatment given to multiple myeloma patients is chemotherapy, which destroys cancer cells, but also causes damage to normal cells in the patients’ body, mainly active cells e.g. mucous membrane cells, connective tissue cells, as well as blood cells, including cells of the immune system, cells of the reproductive organs, etc. The damage caused to normal cells leads to the development of side effects including nausea, hair loss, severe pain, etc. In addition, biological drugs are available, which are more specific to cancer cells and known to cause less side effects, as compared to chemotherapeutic agents. Examples of such drugs are Thalidomide® marketed by Celgene Corporation (hereafter: Thalidomide) and Velcade® developed by Millennium Pharmaceuticals (hereafter: Velcade). These biological drugs are very expensive and have to be administered, at least in part, by injection.

In the Western world, drugs available on the market of anti- cancer drugs in general, and on the market of anti- myeloma drugs in particular, are usually approved for a strictly specific indication. For example, a drug indicated for treatment of multiple myeloma may only be given to patients complying with the precise definition of patients eligible for such treatment, based on the disease stage, previous treatments, etc. This situation leads to an anti- cancer drug market comprised of multiple patient populations. One of the challenges inherent in anti- cancer drug development is definition of the filed for which the drug is intended, since there are numerous types of cancer, each with several disease stages, and any approved drug is designed to be used during a specific stage of a specific cancer. There are many patient populations suffering from diseases for which no appropriate treatments are available.

5  The data were taken from the website of Multiple Myeloma Association http://www.amen.org.il/site_files/index.he.1024.html

Furthermore, the efficacy of currently available drugs is limited. For each of the available drugs, there is a considerable percentage of non- responders. In addition, in many patients considered to be responders, the response to the drug is merely partial, and drug combination is required in order to achieve the desired clinical outcome. Malignant tumors are sometimes so aggressive, that a mean prolongation of survival by several months, or sometimes a slight improvement in quality of life, is sufficient to define the drug as effective.

In view of the above, there is a clinical need for drugs designed for the treatment of multiple myeloma, which would be efficient on one hand, and would have a minimal number of side effects on the other. The new indication for the EPO drug, which the Group intends to develop, i.e. treatment of multiple myeloma patients, attempts to fulfill this need. That is: an effective drug not causing significant side effects.

7.3	Restrictions, legislation and special constraints in the field of activity

About Restrictions, legislation and special constraints in the field of activity of the Group, see section 9 below.

7.4	Drug development processes

The process of drug development is a multi- phase process, composed of the following phases: pre- clinical phase, Phase I, Phase II and Phase III clinical studies (see paragraph 1.4 above for further details).

In view of the Group’s intention to develop a new indication for the EPO drug, which is already approved for another indication, and in view of the fact that the pre- clinical phase and Phase I clinical studies are aimed at evaluating drug toxicity and safety, respectively, the Group’s experts believe that it will receive an exemption from performing the above clinical studies, and that the drug development process will begin with a Phase II clinical study.

The above Group's estimates with respect to the phases of drug development and the exemption from performing the pre- clinical phase and Phase I clinical studies include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that the actual results may be significantly different from the estimates implied by this statement, thus there is no certainty with respect to receiving an exemption from performing a certain phase and/or with respect to the results of the drug trials performed by the Group.

7.5	Critical success determinants in this field of activity

Successful development of a medical product requires basic knowledge and technology enabling the development of effective products, long- term investments of both financial funds and high quality personnel experienced in the specific field of activity, as well as capacities of commercialization following the completion of development and approval for marketing. In addition, ownership of intellectual property is required in order to enable further development and upgrading of the future product.

The Group (via the Subsidiary as mentioned above) will have an exclusive patent license for using the EPO drug for the treatment of multiple myeloma, based on the research performed by Prof. Moshe Mittelman, an internationally recognized hematologist, Director of Internal Medicine Department at Ichilov Hospital, who is also the Principal Investigator at the Group.

7.6	Barriers at the entrance to the field of activity

The major barrier at the entrance to the field of drug development is the fact that drug development is a long- term process, a sequential, accurate and cumulative procedure lasting for several years. That is, lack of success at any stage of the development process precludes moving forward to the next stage. Needless to say, such a long process requires allocation of significant financial resources in order to cover the ongoing development costs.

As mentioned above, ensuring ownership of intellectual property is of crucial importance, since no use and development of certain materials and products will be possible without it, thus precluding any progress in development. In addition, ensuring ownership of intellectual property is required in order to benefit from the product developed, and to ensure that the developed product is not protected by another patent. Without patent protection, anyone would be able to benefit from the research and development products without covering any costs, as the original developer, Bio-Gal in this case, has covered them. Similarly, if the development extends into the field of another patent, the patent owner will be able to block any commercial activity of the developer. In order to ensure commercialization freedom for the development products, the relevant licenses have to be obtained for product development. In addition to the above, qualified and professional personnel, experienced in the relevant field, is required.

7.7	Alternatives to the development product and changes occurring in them

At present, there are no drugs competing with the EPO drug, which the Group intends to develop, in view of the fact that the EPO drug is designed for treating multiple myeloma patients already treated with all the currently available treatment options. At this disease stage, terminal patients are treated with analgesics only.

In spite of the above, the Group’s EPO drug may be found effective for non- terminal patients in the future, if given in combination with other currently available drugs. If the above prediction turns out to be true, the EPO drug may become useful as an alternative and/or adjuvant therapy to drugs available on the market and/or drugs under development. However, approved drugs are available for non- terminal multiple myeloma patients, which may cause difficulties in penetration into this market. It must be noted that development of a new indication for an existing drug is superior to development of a new product, in view of the Group’s estimate that certain drug development phases will actually become obsolete (mainly Phase I clinical trial, which has already been performed for the original indication). However, development of the new indication is expected to be a long lasting process.

It must be noted that during the last years6, the preferred treatment given to multiple myeloma patients, at various disease stages, is composed of chemotherapy combined with autologous stem cell transplantation, or a combination of Thalidomide, dexamethasone (a type of steroid) and Velcade, depending on the patient’s condition. If stem cell transplantation is performed, the patients receive initial high- dose chemotherapy (relevant for patients younger than 65 years of age).

For patients older than 65 years of age, the physical condition of which does not enable autologous stem cell transplantation, the standard chemotherapy is a combination of two anti- cancer drugs (not specifically indicated for multiple myeloma treatment), sometimes including Thalidomide.

The above treatments result in overall survival of about 30 months in 83% of the patients undergoing autologous stem cell transplantation (below age 65), and in overall survival of about 24 months in 90% of the patients (above age 65).

It must be clarified that the treatments and medications currently used to treat  multiple myeloma are associated with severe side effects, e.g. neuropathy – peripheral neuropathy, which may sometimes be irreversible, requiring treatment discontinuation for prolonged periods of time.

The drug currently given to terminal patients is Velcade (Bortezomib), approved by the FDA in 2003. This treatment results in prolongation of survival, with 33% of the patients achieving the survival period of 5 years; the mean survival period observed in patients treated with this drug is about 33 months. The EPO drug developed by the Group may become an alternative to this drug.

6 The above information with respect to the treatment of multiple myeloma patients and their survival periods was taken from the paper by Prof. Ben-Ami Sela, Director of the Institute of Pathological Chemistry, Sheba Medical Center, Tel Hashomer, published online: www.tevalife.com

7.8	Structure of the competition in the field of activity and changes occurring in it

7.8.1	General

The competitors in this field of activity are a broad range of companies worldwide, including small bio- pharmaceutical companies, up to huge international companies. International marketing of a drug requires access to worldwide marketing channels, which usually forces small companies to cooperate with large companies in the field. On one hand, this is a limiting factor for small companies and on the other- these huge companies are always searching for new drugs in order to enrich the range of products marketed by them, or their “drug development pipeline”. During certain periods, the need for new drugs leads the huge multi- national companies to make very high investments in order to purchase rights for drug development and marketing, which may provide an opportunity for companies developing drugs.

The Group has a preliminary design for a Phase II clinical trial, including enrolment of about 50 patients7. Development of numerous drugs at the time of the Group’s trial may impose difficulties on patient enrolment for Phase II and III clinical trials. The need for a significant number of patients during the advanced phases of clinical trials may become a considerable obstacle in drug development, which may affect the chances and the schedule of the Group’s EPO drug development. In many cases, this problem may be solved by using a development strategy including, among others: correct definition of study subjects (by disease severity grade, by types of previous treatments received, by types of concomitant medications received together with the study drug, etc.); optimal selection of study centers (for example, performing some trials in countries where other treatment alternatives are not yet offered to the patients, or choosing study centers famous for their relatively rapid enrolment capacity, etc.); use of companies specializing in performance of clinical studies8; interest of the investigators participating in the study with respect to the drug and its mechanism of action; providing financial contribution to the research funds of departments participating in the study (this incentive is indirectly designed to improve hospitalization conditions for the patients) in order to ensure referral of patients to the Group’s clinical trial, rather than referral to other clinical trials. The Group intends to use such strategies in order to ensure rapid patient enrolment and compliance with the predetermined schedule, although this cannot be guaranteed.

7.8.2	Competition in the cancer market

The market of anti- cancer drugs is a huge market. In 2003, the overall volume of sales of anti- cancer drugs had reached 28 billion USD, out of which about 15 billion USD were attributed to drugs against multiple myeloma, while the remaining sum included supportive care drugs (e.g. drugs for regeneration of the immune and blood systems damaged by chemotherapy, anti- emetic drugs, etc.). During 2003- 2004, Velcade, a new anti- cancer drug indicated for the treatment of multiple myeloma, was approved and introduced into the market. For details on other drugs competing with the Group’s drug, see paragraph 7.2 above.

7 This assumption is based on the number of patients required for clinical trials with other drugs designed for the treatment of multiple myeloma and cancer in general. No comprehensive statistical design has yet been planned, and Xtepo had not yet discussed the clinical design with the regulatory authorities, the FDA and others, thus the actual number of patients required may differ from the above assumption.
8 These companies are known as CRO – Clinical Research Organization

7.8.3	Ways of coping with competition

In order to successfully cope with the expected competition, the Group must position its drug on the market while emphasizing its superiority over the competing drugs. According to the Group’s estimates, the expected advantages of its drug, subject to approval, are based on the assumption that it will prolong survival, and improve the patients’ quality of life with minimal side effects. According to the Group’s estimates, the fact that its drug may be effective when given in combination with other available drugs, or after treatment with other drugs, will reinforce its position and provide the company with a marketing advantage. Thus, provided that the drug is approved, these advantages are expected to grant the company significant superiority, which will ensure a great advantage in the market of multiple myeloma treatments, based on the right marketing efforts.

In addition, the clinical advantages of the product and the ability to protect the intellectual property are crucial factors influencing the ability to introduce a new product into the market and to cope with competition. In view of the fact that the company has an exclusive patent license to use recombinant EPO for the treatment of multiple myeloma patients, the company believes that the drug has the right qualities suitable for coping with the expected competition.

Several years are required for the Group’s product to reach the market. However, until that stage is reached, one of the huge companies in this field may wish to cooperate with the Group in the development and/ or marketing of the EPO drug.

The Group's estimates with respect to adjustment of the product and its introduction into the market include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement, thus there is no certainty with respect to the results of the drug trials performed by the Group.

8.	Intangible assets

8.1
In December, 2009[9], the Group, through Xtepo, entered into  an agreement with Bio- Gal Limited (hereafter: Bio – Gal) to acquire a patent license for using recombinant EPO to treat terminal multiple myeloma patients and to improve their quality of life. For further details on the license agreement, see paragraph 10.1 below.

9 After the amendment of the agreement with Bio-Gal of March 18, 2009

8.2
In August 2005, the Group entered into an agreement to acquire rights and assets from Vivaquest - a private company incorporated in the State of Delaware ("Vivoquest").  Pursuant to the agreement, the Group acquired the usage rights to the development of novel pre-clinical library of compounds for the treatment of Hepatitis C ("DOS"), laboratory equipment and the lease rights to a laboratory used by Vivoquest.  In accordance with the agreement, and as of the date of this report, the Group possesses only the usage and development rights concerning which it is obligated to pay up to US$34 million on the basis of the milestones, Out of this, the amount of $25 million will be paid by the Group subject to regulatory approval and the actual sale of products.  It should be noted that, according to the agreement, the Group has been granted the choice of settling the said amounts either in cash or through the allocation of shares.

In March 2008 and as amended in August 2008, the Group entered into an agreement to out-license the development rights acquired from Vivoquest to Presidio Pharmaceuticals, Inc. ("Presidio").  For further details regarding the agreement - see Item 10.2 below.

9.	Restrictions, valid legislation and special constraints relevant to the field of activity

9.1	Helsinki committee

Approval of clinical trials in human subjects by the relevant authorities (in each of the countries where the Group intends to conduct a trial) is a prerequisite for performing clinical trials sponsored by the Group. The trials have to comply with the principles of the Declaration of Helsinki, and be approved by the ethics committee at every institution participating in the trial. The physician and/or physician’s committee, with whom the Group will collaborate, will submit the study protocol to the institutional ethics committee. Following discussion, including examination of the ethical aspects of the study, subject to protocol approval, the trial may be initiated. Any protocol change requires updating and resubmission for approval by the ethics committee.
Approval by Helsinki committee – as discussed above, is a prerequisite for approving the use of medicinal products by Western health authorities, including the Israel Ministry of Health; it enables proof of safety and efficacy of medicinal products by clinical trials. In order to perform clinical trials in Israel, approval of the protocol has to be obtained (hereafter: authorization) from the committee (the above Helsinki committee), acting in accordance with People’s Health Regulations (Clinical trials in human subjects), 1980) (hereafter: People’s Health Regulations).

Authorization is subject to submission of the application for approval by a licensed physician, who will be the investigator responsible for the study; the investigator participating in the human clinical trial will have the skills and the relevant expertise required for conducting the trial under the following conditions:

a)	The expected advantages, for the subject and the company, justify the risk and discomfort associated with the trial for the subject;
b)	The existing scientific and medical information justify performance of the requested clinical trial;
c)	The clinical study design is scientifically valid, enabling it to provide answers to the question under investigation; it is presented in a clear, detailed and accurate manner in the study protocol;
d)	The risk for the study subject is minimal, due to the use of correct methods, and use of procedures already performed in humans or tested in animals, as much as possible;
e)	The study subjects will be chosen in accordance with inclusion/ exclusion criteria specified in the study protocol;
f)	Informed consent form for the study including all the required information, as specified in the procedure;
g)	Study design including instructions with respect to patient’s privacy protection and confidentiality of the data collected;
h)	The study design includes a proper mechanism of study monitoring;
i)	The sponsored has ensured proper insurance coverage for the study subjects;
j)	The sponsor and the investigator are capable of allocating the resources required for adequate performance of the study, including qualified personnel and the necessary equipment;
k)	Adequate performance of the study will not be harmed by the nature of commercial agreement with the investigator and the institution in which the study is performed;
l)
If the study subjects, some or all, may be exposed to inadequate pressure or influence in order to convince them to participate in the study – appropriate measures were taken in order to prevent the above pressure or to minimize the above influence.

9.2	Approval by FDA and EMEA

The product to be developed by the Group is a medicinal product. Thus, its production, sale and marketing are dependent on its approval in every country where it is intended for marketing. In order to receive the above approval, the Group has to comply with the approval requirements, including safety and quality control standards, as required in each of the countries.

The requirements for approval of the drug for sale, as well as the duration of the approval process and the costs associated with it, vary from one country to another. Lack of approval of the Group’s product in a certain country will preclude its sale, thus reducing the Group’s income. The major markets where the Group intends to act are the US and the European Union.

Having completed the product development process, the Group intends to receive approvals by FDA and EMEA for its marketing and sale. It must be clarified that these approvals are separate and independent. Such approval will be required in the future for any product change to be approved or for extension of the existing applications.

Following approval by FDA and EMEA, the Group will be authorized to market the product only for the approved indication. The FDA and EMEA may perform audits and investigations in order to verify that the Group meets the requirements determined by law and regulation. In addition, the Group may act to monitor its compliance with FDA requirements using a system of quality control, thus significantly reducing the chances of failures and enabling warning of failures in advance, if discovered. Failure to comply with the requirements may lead to sanctions against the Group, including publication of a Black box warning with respect to the product, imposition of penalties and civil compensations, refusal to approve new products of the company or cancellation of existing product approval.

It must be noted that at present, FDA is the most stringent authority; therefore FDA approval is a significant indication for approval by other regulatory authorities.

10.	Essential agreements

10.1	License agreement with Bio- Gal

On December 31st, 2009, the Group, via Xtepo had engaged with Bio Gal for the transfer of rights for an exclusive patent license (as defined below), which was originally signed between Bio- Gal and Yeda Research and Development Ltd. (hereafter: Yeda) and Mor Research Applications Ltd. (hereafter: Mor) (Yeda and Mor together are “license owners”) in 2002 (hereafter: "original license agreement"), for exclusive use of the registered patent of the EPO drug license owners, in order to develop a new indication intended to prolong the survival and improve the quality of life of multiple myeloma patients (hereafter: "the patent"). It must be noted that the transfer of rights according to the original license agreement was dependent on consent of the license owners, who gave their consent, thus enabling Xtepo to replace Bio- Gal as a valid license owner.

According to the terms of the original license agreement, Bio Gal is committed to conduct the research for further development of the patents owned by the license owners, including full financing of the research, and will be the owner of an exclusive license for the development, use, marketing, distribution and sale of drugs for the treatment of multiple myeloma and other types of cancer, as permitted by the research. According to the license agreement, Bio- Gal will bear all the costs associated with the preparation, completion, maintenance and protection of any patent registered as a result of the research. The exclusive license given to the above company will be effective for 15 years from the day of the first commercial sale of the drug by Bio- Gal, or until expiration of the patent in the countries where the patent is registered (the latest of the events). It should be noted that the patent is registered in the US since 1999, as well as in Europe, Israel, Japan and Hong Kong. In addition, a patent application was submitted in Canada. The patent will expire in 2019 in those countries where it was registered.

In return for the transfer of the above license, and in accordance with modifications introduced into the original license agreement (the last one was introduced in April 2008), the Group will pay to Yeda:

1.	Annual license fee of one percent (1%) of the net sales of the Group and its subcontractors.
2.
A single payment upon the following conditions: (1) Sale of 50% or more of Xtepo’s shares to a third party (2) Merging of Xtepo with a third party (3) Sale or transfer of Xtepo’s strategic assets (hereafter: "realization event"), with a value of USD$250,000 or 2.5% of the gross profit of Xtepo from this event (the lowest of the two).

3.
In spite of the above, the parties have decided to agree that although performance of the transaction according to this report is a realization event, the appropriate payments will be postponed until the successful completion of Phase II clinical trial, following which the Group, via Xtepo will pay Yeda a single sum of USD $250,000, and additional USD $100,000 in case of raising at least USD $2 million, and subject to successful completion of Phase II clinical trial.

10.2	Out-licensing agreement to Presidio

On March 19, 2008 the Group entered into an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc. - a company incorporated in the State of Delaware and engaged in drug research and development (hereinafter respectively - "the Agreement" and "Presidio").  On August 4, 2008 the Group signed an amendment to the Agreement ("Amendment to the Agreement") whereby Presidio took it upon itself to carry out all the development and commercialization activities, including all the costs involved therein, in connection with the DOS.  In consideration for this, XTL would receive a down payment of USD $5.94 million. and a future payment of up to USD $59 million in accordance with milestones, such as filing an application for registering an IND (Investigational New Drug) with the FDA , filing an application with the FDA or other corresponding authority, for commercializing and marketing the drug, as well as variable payment based on annual sales by Presidio.  In addition to the foregoing payments, the Group is entitled to receive royalties of 1% - 10%, according to Presidio's income.  Furthermore, the Group is entitled to receive a variable rate of the amounts paid to Presidio, should the latter out-license the DOS to a third party.

11.	Human resources

11.1	Organizational structure

As of this periodic report, the Group has three full time employees: CEO, CFO and Controller. For further information about the Officers, see Regulation 21 to Chapter D of this report.

12.	Taxation

12.1
Tax rates applicable to the Group by law: The Company's revenue in Israel is liable to corporate tax at the ordinary rate.  According to the provisions of the Amendment Law to the Income Tax Ordinance (2005) from August 2005, the corporate tax will be progressively reduced, as a consequence of which the tax rates applicable from the 2007 fiscal years onward are as follows: year 2007 – 29%, year 2008 – 27%, year 2009 – 26%, year 2010 onward – 25%.

On July 14, 2009 the Israel Knesset enacted the Economic Efficiency Law (Legislative Amendments for Application of the Economic Program in 2009 and 2010)-2009 (hereinafter – "2009 Amendment"), prescribing, inter alia, a further progressive reduction in corporate tax rates during the years 2011 onward, as follows:

2011 - 24%, 2012 - 23%; 2014 - 21%; 2015 - 20% and 2016 onward - 18%.
For further details concerning the tax liabilities imposed on the Group - see Note 22 of the financial statements as of December 31, 2009.

13.	Legal Proceedings

As of the date of this periodic report, no legal proceedings are pending against the Group nor is the Group conducting any legal proceedings.

14.	Objectives and business strategy

Subject to completing the transaction outlined in Item 2 above, the Group intends to continue developing the EPO drug for treatment of multiple myeloma patients, and to initiate Phase II clinical trial, thus enhancing the value of the Group and the EPO drug.

The Group's estimates with respect to the aims and business strategy include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement. This is a clinical drug development, which is a process associated with a high degree of uncertainty, thus there is no certainty with respect to the development schedule and obtaining preliminary clinical results for the EPO drug as expected by the Group’s management.

15.	Expected development over the next year

Subject to completing the transaction outlined in item 2 above, during the next year, the Group intends to collect long- term clinical data on patients, and to perform Phase II clinical trials, which will aim to demonstrate the benefits of the EPO drugs in multiple myeloma patients.

The Group's estimates with respect to development over the next year include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement, since there is no certainty with respect to the continuation and the results of the clinical trials to be performed by the Group.

16.	Discussion of risk factors

The following are details on risk factors, which may significantly affect the Group’s activity and its business outcomes:

16.1	Risks of the field

16.1.1	Exposure to the effects of regulation

As any company acting in the medical field, the Group’s activity is subject to approvals, licenses and supervision of government and worldwide authorities associated with environmental control, toxins, medicine, etc. Changes in laws and regulations associated with the Group’s activity may require heavy expenses, and may even lead to discontinuation of the EPO drug development.

16.1.2	Dependence on external funding

Being a biotechnological company, the Group is dependent on external funding, since it has no income, while the expenses associated with the EPO drug development are high. The Group’s financial resources may be depleted at a certain stage, which will disable further funding of development of the above drug.

16.1.3	Dependence on highly professional and skilled personnel

Being a biotechnological company, the Group needs highly professional and skilled personnel, capable of performing the tasks required for the Group’s activity with high level of proficiency in order to achieve maximal results with maximal supervision.

16.1.4	Dependence on volunteers for the trial

Being a biotechnological company performing clinical trials, the Group needs healthy volunteers and patients for its trials. There are often difficulties associated with enrolment of patients, due to the high competition for recruitment of these patients (especially terminally ill patients), as well as due to treatment of these patients with other drugs, which excludes them from the study.

16.1.5	Exposure to lawsuits

In view of its activity in the field of medicine, the Group may be exposed to legal procedures due to possible side effects of the EPO drug. Drug side effects are known phenomena, especially during development stages. The Group cannot exclude with certainty discovery of a possible side effect of EPO, which may expose the Group to various lawsuits.

16.1.6	Competitors

The Group is exposed to the risk of possible development of a similar drug - for further details on competition and products competing with the Group’s product, see paragraph 7.8.2 above.

In addition, it must be noted that following patent expiration in 2019, the drug will become a generic drug. Of note, the patent for the use of Erythropoietin for the treatment of anemia is about to expire soon, and there is a risk of off- label use of Erythropoietin in certain countries. However, such risk may be limited by the fact that the EPO drug is accompanied by a Black box warning, which may reduce its off-label use.

16.2	Risks unique to the Group

16.2.1	Development failure

Being a biotechnological company, the Group relies on the potential development of the EPO drug, while currently it has no income at all. If the Group’s expectations with respect to the EPO drug development do not lead to a product of marketing feasibility, then the existence of the Group as an independent company will become questionable. Since the Group is involved in drug development, there is no guarantee for successful outcomes of the clinical trials with the Group’s drug. If these trials fail, then the very existence of the Group will become questionable. It must be noted that medical research is associated with a high degree of uncertainty, and the possibility that the Group will not be able to demonstrate the expected efficacy and safety of the EPO drug cannot be excluded. In addition, development of other drugs by competitors, competing with the Group for the same market share, cannot be excluded as well.

16.2.2	Relative dependence on a key person

The Group is dependent on Prof. Moshe Mittelman as the Medical Director10 of the company. Development of the indication for the EPO drug is based on his research. If, for any reason, Prof. Mittelman does not support the scientific/medical aspects and/or does not perform his duties at the Group, damage to the Group may be expected. If Prof. Mittelman stops his activity at the Group, finding a person capable of replacing him at Group may take a lot of time. It must be emphasized that Prof. Mittelman’s absence will not significantly affect the ongoing performance of the clinical trials with the EPO drug.

10 Of note, following completion of the transaction discussed in this report, Prof. Mittelman will serve as the Medical Director at the Group..

16.2.3	Protection of intellectual property

Being a biotechnological company, the Group heavily relies on the potential maintenance and protection of its intellectual property. Impairment of its intellectual property by violation of the patent granted to the Group may severely damage the Group’s business activity, since without appropriate protection, any company may use the Group’s product without being required to make heavy investments in development. In addition, it is possible that the patent granted to the Group will not be able to withstand a legal process attacking the claims included in it.

16.2.4	Marketing and sales

The Group has no manufacturing, marketing and sales capacities. If the EPO drug reaches the stage of its commercialization by the Group, it will have to collaborate with another company in order to develop manufacturing, marketing and sales activities and to realize the marketing potential of the drug.

16.3	The following table summarizes the risk factors, which may affect the Group’s business activity and business outcomes, and the Group’s estimate of the extent of effect for each risk factor

Type of risk	Brief description	Extent of effect on Xtepo’s business activity
		High	Moderate	Low
Risks of the field	Being subjected to law and regulation	V
	Dependence on external funding	V
	Dependence on professional and skilled personnel		V
	Dependence on recruitment of study subjects	V
	Possible side effects of the drug, certainly during development – potential lawsuits.		V
	Development of competing drugs		V
Risks unique to the company	Numerous elements of uncertainty – insufficient results, delay or failure of the drug – no guarantee of successful trial or absence of side effects	V
	Due to the high dependence on patents and maintenance of intellectual property, there may be potential violation of existing patents.		V

In the future, when the Group’s drugs reach the stage of manufacture, if at all the Group will be dependent on manufacturing facilities of other companies, since it has no capacity of mass production of the drug.
V

XTL Biopharmaceuticals Ltd.

 Board of Directors' Report on the Corporation's Business Position
As of December 31, 2009

The Board of Directors of XTL Biopharmaceuticals Ltd. (hereinafter - "the Company") hereby respectfully submits the Directors' annual report for the year ended 2009.  The data contained herein refers to the Company and its consolidated subsidiaries (hereinafter - "the Group"), unless otherwise expressly stated.

1.	Part I - Board's Explanations for the Corporation's Business Position

1.1           Events during the Reported Period

•
At the Company's Board meeting held on February 11, 2009 the election of Messrs. David Grossman and Boaz Shweiger as Company directors was approved, and so was the appointment of Mr. David Grossman as co-CEO.

•
At the Extraordinary General Meeting held on March 18, 2009, it was resolved to elect Messrs. Marc Allouche, David Grossman, Boaz Shweiger and Amit Yonay to serve as Company directors.  It was also resolved at that meeting to elect Mr. Jaron Diament and Ms. Dafna Cohen to serve as external directors of the Company until March 18, 2012.  Furthermore, a resolution was adopted by the General Meeting to consolidate the Company's authorized share capital and revise the ADR ratio traded in the U.S.

•
In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. (hereinafter - "Bio-Gal"), a private company, for the rights to a use patent on Recombinant Erythropoietin for the prolongation of multiple myeloma (type of blood cancer) patients' survival and improvement of their quality of life. The transaction is subject to fulfillment of a number of conditions precedent, including funding terms.  On September 30, 2009 and November 30, 2009 the parties signed an agreement extending the date for concluding the transaction to February 28, 2010.  On December 31, 2009 the parties signed an amendment to the agreement (see below).

•	In April, 2009 pursuant to the reorganization plan, Mr. Ron Bensur resigned from his position with the Company as co-CEO, and as of that date, Mr. David Grossman has been serving as CEO.

•	On May 7, 2009 Mr. Bill Kessler ceased his employment as the Company's CFO.

•
In June, 2009 the Company implemented a 1:5 consolidation of capital approved at the Company's Shareholders' Meeting of March 18, 2009, subsequent to which the par value of the Company's shares was NIS 0.1 each.  In parallel, the ratio of shares (after the share consolidation) to the ADR quoted on the Pink Sheets was adjusted, and it now stands at 1:2 (the ADR price has remained unchanged).

•	In July 2009 the NASDAQ authorities implemented the delisting of the Company's ADR from trade, and since then, they have been quoted on the Pink Sheets under the symbol XTLBY.PK.

•	On July 29, 2009 Mr. Ronen Twito was appointed to serve as the Company's CFO.

•
In July 2009, the Board approved the allocation of 1,400,000 (unregistered) share options to the CFO of the Company.  The share options are exercisable into ordinary shares of NIS 0.1 p.v. each, plus an exercise price of NIS 0.075 per option.  As of the date of the Board's resolution, the fair value of all the share options, based on the "B&S" model, is NIS 0.42079 each, and altogether NIS 589,106.  The exercise period is a maximum of 120 months from allocation date, such that 33.33% of the said options will become exercisable immediately upon allocation, provided that five months will have elapsed from the date of being granted.  The balance of 66.67% will become exercisable in equal installments each month from the effective date, over a 3 year period.

Furthermore, the Company undertook to make up the difference, on the actual exercise date, between the par value of the share and the exercise price under this scheme, by swapping the amounts from share premium into share capital. The Stock Exchange has approved the listing of shares to be derived from exercising the share options.

•	On August 27, 2009 the Board resolved that the ADR issued in the U.S. would be maintained at a ratio of 2 ordinary shares of NIS 0.1 p.v. each per ADR.

•
On December 31, 2009 the Company signed (after obtaining the Board's approval)  an amendment to agreement with Bio-Gal Ltd., pursuant to which it entered into an agreement to acquire 100% of the shares of Xtepo Ltd. ("Xtepo")  (Xtepo is a new Israeli company established for purposes of the transaction, to which Bio-Gal shall transfer a license to a use patent of Recombinant Erythropoietin for the treatment of multiple myeloma patients) and its shareholders. Under the above amendment, the original agreement from March 2009 would be revised such that the Company would acquire from Xtepo's shareholders their shares in Xtepo, in consideration of an allocation of 133,063,688 ordinary shares of the Company to the said shareholders.  Consequently, after the share swap, the Company will hold 100% of Xtepo's issued and outstanding share capital, while Xtepo's shareholders will hold 69.44% of the Company's issued and outstanding share capital (excluding their holdings in the Companyprior to the transaction) (hereinafter: “Share Swap Transaction”). The said Share Swap Transaction is contingent on obtaining the following: approval of the Share Swap Agreement by the Company's shareholders (obtained at the Extraordinary General Meeting of March 2, 2010);  approval of the transaction by the Israeli Tax Authorities (pursuant to Sections 103 and 104 of the Income Tax Ordinance), approval that the option warrants had been exercised by Xtepo such that at the time of the Share Swap, Xtepo will have an amount of approximately US$1.5 million available at hand. as well as other conditions (for further information, see Significant Events After the Balance Sheet Date Chapter)

It was also agreed that Bio-Gal would not be entitled to the payment of $10 million (which according to the original transaction reported on March 19, 2009 was due to have been paid by the Company if the Phase 2 Clinical Trial succeeded), while the allocation of Company shares to Xtepo's shareholders, as mentioned above, would reflect the sole consideration to be paid by the Company.

In addition, the Company is obligated to pay royalties amounting to 1% of net sales of the product, as well as an amount of $370 thousand if phase 2 Clinical Trial succeeded.  The payment terms in respect of the said amount are contingent upon the earlier of:

1.	A successful fundraising by XTL or Xtepo of at least $2 million, after the successful completion of phase 2 clinical trial.

2.	Six months from the successful completion of phase 2 clinical trial.

1.2	Financial Position, Liquidity and Funding Sources

As of December 31, 2009, the Company has accumulated losses in the amount of approximately $ 141.2 million and equity in the amount of $ 7 thousand. The continuation of the Company's operations is dependent on closing the Bio-Gal transaction and obtaining its funds or raising funds from alternative sources.
The Company's management estimate that the required approvals are expected to be obtained within a reasonable period of time and will enable closing, raising funds and continuation of operations. However, closing the transaction and such raising are subject to uncertainty. If the transaction and raising are not effected in the coming weeks, there are significant doubts about the Company's ability to continue as a going concern.

1.2.1     Below are the significant balance sheet data (in $ thousands):

	Data as of		Data as of
	December 31, 2009		December 31, 2008
Item	Amount	% of Balance Sheet	Amount	% of Balance Sheet

Total balance sheet	715	100%	3,402	100%
Equity	7	1%	1,474	43%
Current assets	557	78%	3,361	99%
Fixed assets	23	3%	41	1%
Other investments	135	19%	-	-
Short term liabilities	708	99%	1,928	57%

1.2.2       Shareholders Equity

As of December 31, 2009, shareholders' equity amounts to $ 7 thousand - a decrease of $ 1,467thousand from 2008, reflecting 1% from the total balance sheet, compared to 43% in 2008.  The decrease in equity derives mainly from losses incurred in 2009 (after neutralizing the effect of reversal of option compensation expenses relating to the former Chairman and CEO of the Company as a result of forfeiture) (for further details, see Note 16.B. of the financial statements) and conversely, classifying the stock appreciation rights ("SAR") (issued to service providers during 2007) to a capital reserve of $ 126 thousand, in accordance with IFRS 2 provisions (share-based payment) and  following Management's evaluation of the settlement method based on the Company's liquidity situation as of the date of the report (see Note 1d and 14 of the financial statements). The Company has no obligation to settle the SAR in cash.

1.2.3	Assets

As of December 31, 2009 current assets decreased by $ 2,804thousand to a total of $ 557thousand - reflecting a decrease of 83% compared to current assets as of December 31, 2008.  Below are the principal changes:

As of December 31, 2009 cash balances totaled $ 412 thousand - a decrease of $ 2,512 thousand compared to December 31, 2008 - $ 2,924 thousand.  The decrease derives primarily from a negative cash flow in current operations.

The balance of accounts receivable as of December 31, 2009 totaled $ 33 thousand compared to $ 305thousand as of December 31, 2008.  The decrease derives from a reduction in prepaid expenses and institutions section.

Total fixed assets as of December 31, 2009 amounted to $ 23, thousand compared to $ 41 thousand as of December 31, 2008. The decrease derives primarily from depreciation costs.

Other long-term investments: the balance of other investments as of December 31, 2009 totaled $ 135 thousand, due to capitalization of costs connected with the Bio-Gal transaction accumulated during the year (see Note 1b of the financial statements).  There were no other investments in 2008.

1.2.4	Liabilities

Outstanding liabilities to trade payables in the balance sheet as of December 31, 2009 totaled $ 192 thousand, compared to $ 416thousand as of December 31, 2008.  The decrease derives primarily from the fact that the Company, in November 2008, announced that the Phase 2b Clinical Trial had failed to meet its primary endpoints, as a result of which development of the Bicifadine drug was  ceased. Consequently, the Company ceased activity with the relevant suppliers and repaid debts in the course of 2009.

As of December 31, 2009 the balance of other accounts payable totaled $ 516 thousand, compared to $ 1,058thousand as of December 31, 2008.  The reduction derives primarily from the decrease in accrued expenses to service providers in connection with the Bicifadine clinical trial which was ceased in November 2008.

1.3	Results of Business Operations

1.3.1	Summary Statement of Operations (U.S. $ thousands):

	Year Ended December 31
	2009	2008	2007
Revenues from the sale of patent rights	-	5,940	907
Cost of revenue	-	(1,841)	(110)
Gross profit	-	4,099	797
R&D expenses	-	11,722	11,500
Expenses (income) from general and administrative expenses	(2,429)	3,937	7,596
Other expenses (income) (inc. capital gain)	(139)	7,212	8
Operating profit (loss)	2,568	(18,772)	(18,307)
Net financial income (expenses)	(4)	314	638
Income tax (tax benefit)	(23)	(31)	(206)
Profit (loss) for the period	2,587	(18,427)	(17,463)

1.4	Analysis of Results of Operations

1.4.1	Sales Turnover

The Company did not produce any sales revenue for the year 2009.  Its sales turnover in 2008 amounted to $ 5,940 thousand, deriving from the sale of DOS (Diversity Oriented Synthesis) rights which it had out-licensed to Presidio Pharmaceuticals, Inc., after a revision of the original transaction terms (see Note 1 of the financial statements).

1.4.2	Gross Profit

No gross profits were generated for the Company in 2009. Gross profits in 2008 amounted to $ 4,099 thousand, deriving from the sale of DOS patent usage rights as explained above under "Sales Turnover".

1.4.3	Research and Development Costs

The Company did not have any research and development activity during 2009 and therefore no research and development costs were recorded. This was due to the failure of the Bicifadine clinical trial in November, 2008 (see also Note 1 of the financial statements). Research and Development Costs costs in 2008 totaled $ 11,722 thousand, including primarily expenses related to Phase 2 Clinical Trial of the Bicifadine drug until the Company's announcement that the clinical trial was ceased due to the failure to meet its clinical endpoints(November 2008).

1.4.4	General and Administrative Expenses

General and administrative expenses (negative) totaled $ 2,494 thousand for the year ended December 31, 2009, compared to $ 3,937thousand for the year ended December 31, 2008. The decrease was due primarily to a reversal of option compensation expenses related to the former Chairman and CEO of the Company, amounting to approximately $ 4.1 million, as well as a reduction in the number of employees and general efficiency in the Company's expenditures, following the Restructuring Plan implemented immediately after the notice of failure of the Bicifadine clinical trials in November 2008, as described in Note 1 of the financial statements.

1.4.5	Other gains (losses), net

Other gains in the amount of $ 139thousand was produced for the Company in 2009, resulting mainly from the settlement agreements that were signed with various suppliers, generating an income of $ 144 thousand, offset against losses from realization of fixed assets resulting in a loss of $ 5 thousand  (see Notes 15.B, 15.C and 20 of the financial statements), compared to other expenses of $ 7,212thousand in 2008, primarily due to impairment of intangible asset (patent) which failed in Phase 2b Clinical Trial, producing a loss of $7.5 million, and offset by $ 288thousand capital gains on the sale of fixed assets (see Notes 10.A and 20 of the financial statements).

1.4.6	Financial Expenses

Financial expenses for the year ended December 31, 2009, amounted to $ 4thousand compared to net financial income of $ 314 thousand for 2008. The decrease in the net financial expenses was due primarily to interest income on short-term bank deposits.

1.4.7	Income Taxes

Income tax income amounted to $ 23thousand for the year ended December 31, 2009, due to the following reasons: the Company recorded a tax benefit of $ 23 thousand, resulting from new IRS regulations published in the U.S. in November 2009, whereby the U.S. subsidiary is allowed to extend the carryback tax period to five years for utilization from current net operating losses. The Company incurred no current tax expenses in 2009, as its net profit for the period derived from a reversal of expenses in respect of options from previous years which are not recognized as income for tax purposes.

Furthermore, the Company did not recognize deferred taxes in respect of past losses and current expenses during the year, because there is no certainty of revenues and profit as this is a Research and Development Company.

In 2008 the income tax expenses amounted to $ 31 thousand, also deriving from carryback losses offset against tax paid in previous years.

1.4.8	Overall Net Profit (Loss) for the Period

The net profit for the year ended December 31, 2009 amounted to $ 2,587 thousand, compared to a loss of $ 18,427 thousand in 2008. The decrease in loss (increase in profit) in 2009 compared to 2008 is due to:  the reversal of option compensation expenses in respect of previous years amounting to approximately $ 4.1 million, reducing general and administrative expenses (see explanation under General and Administrative Expenses): cessation of the Bicifadine clinical trial in 2008 after failure to meet endpoints in the Phase 2b Clinical Trial, resulting in a reduction of Research and Development expenditures; and general efficiency in current general and administrative expenses following the Restructuring Plan implemented by the Company, as outlined above.

Basic and diluted profit per share for the year 2009 amounted to $0.044 per share, compared to a basic and diluted loss per share of $0.315 in 2008.  The transition from loss to profit per share derives from profit in 2009, due to the reversal of option compensation expenses related to the former Chairman and CEO, who terminated their position with the Company and whose options of $4.1 million were forfeited and expired (See Note 16.B of the financial statements).

1.4.9	Cash Flows

The cash flows used for operating activity for the year 2009 amounted to a total of $ 2,488 thousand.  Compared to $ 10,578 thousand in 2008, the principal decrease in the negative cash flow was due to cessation of the Bicifadine phase 2b clinical trial, as outlined above, which led to a reduction and cessation of the research and development costs and a reduction in management and general expenses following the Restructuring Plan.

The cash flows used in investment activity in 2009 amounted to $ 24 thousand, compared to cash flow provided by investment activity of $ 10,915 thousand in 2008, mainly due to the disposal of short-term bank deposits.

The Company had no financing operations for the year 2009.  The cash flows provided by financing activity in 2008 amounted to $ 210 thousand, mainly due to a refund of stamping fees paid in 2004 for the issuance of shares.

2.	Part II - Market Risk Exposures and their Management

2.1	Market Risk Exposures and their Management

 The Company is a biotechnology company and therefore not expected to generate any significant revenue. Accordingly, the market risks to which the Company is exposed are less significant at this stage.  Despite the foregoing, most of the Company's expenses are denominated in U.S. dollars, hence its exposure to the NIS exchange rate against the U.S. dollar.  The Company is acting to diminish the currency risk by way of maintaining its liquid resources in or linked to the U.S. dollar.

To protect itself against economic exposure, which does not contradict the accounting exposure, the Company maintains most of its current assets in or linked to foreign currency balances.

Financial risk management is executed by the Company subject to the policy approved by the Board of Directors and the Management.

The Company identifies and evaluates the major risks facing it on the basis of the Management's considerations.

Until May 7, 2009, Mr. Bill Kessler, the Company's former CFO, was in charge of the Company's market risk management.  As of August 27, 2009, Mr. Ronen Twito, the current CFO, is in charge of the Company's market risk management.

2.2           Balance Sheet Linkage as of 31.12.2009

	U.S.$	NIS	Other Currencies	Total
	U.S. $ thousands
Assets
Cash and cash equivalents	331	81	0	412
Accounts receivable	4	8	0	12
Income tax receivable	72	0	0	72
Short term deposits	40	0	0	40

	447	89	0	536
Liabilities
Liabilities to suppliers and service providers	156	36	0	192
Accounts payable	384	132	0	516
	540	168	0	708

Assets net of liabilities	-93	-79	0	-172

Balance Sheet Linkage as of 31.12.2008

	U.S.$	NIS	Other Currencies	Total
	U.S. $ thousands
Assets
Cash and cash equivalents	2,897	24	3	2,924
Accounts receivable	92	2	0	94
Income tax receivable	49	0	0	49
Short term deposits	71	0	0	71

	3,109	26	3	3,138
Liabilities
Liabilities to suppliers and service providers	400	16	0	416
Accounts payable	971	87	0	1,058
	1,371	103	0	1,474

Assets net of liabilities	1,738	-77	3	1,664

2.3          Sensitivity Analysis

Sensitivity to Changes in Exchange Rates of U.S. $/NIS

	Profit (Loss) from Changes			Profit (Loss) from Changes
	+10%	+5%	Fair Value as of 31.12.09	-5%	-10%
	U.S. $ thousands
Cash and cash equivalents	8	4	81	(4)	(8)
Accounts receivable	1	0	8	0	(1)
Liabilities to suppliers and service providers	(4)	(2)	(36)	2	4
Accounts payable	(13)	(7)	(132)	7	13

Balance sheet exposure - linkage	(8)	(5)	(79)	5	8

2.4	Effectiveness of Internal Control on Financial Reporting and Disclosure

On November 24, 2009, the Financial Committee of the "Knesset" (Israeli Parliament) approved the Securities Authorities' proposal to adopt the regulations dealing with internal audit controls and disclosure over financial reporting within a corporation, designed to produce a reasonable measure of assurance in the statements and their compliance with the provisions prescribed by law.  (Securities Regulations (Periodic and Immediate Statements), (Amendment No. 3)), 2009) (hereinafter - "the Amendment").  The Amendment was published in the official publications, December 2009.

The purpose of the Amendment is to improve the quality of internal reporting and disclosure within corporations, through three principal elements:

2.4.1	The Company's Board of directors and Management will submit a report on the effectiveness of financial reporting and disclosure controls, in order to reinforce the Company's internal controls system.

2.4.2
The CEO and CFO will submit personal statements on the Company's finances, whereby, inter alia, according to their knowledge, the financial statements and other financial information contained therein do not include any misstatements of a material fact nor omit any presentation of a material fact required, so that the statements included therein would not be misleading.  Also, in their opinion, the financial statements and other information contained therein adequately reflect, from all material respects, the financial position, results of operations and cash flows of the Company, and they have evaluated the effectiveness of internal controls over financial reporting and disclosure, to the extent it refers to the financial statements and other financial information included therein.

2.4.3
The periodic report will be accompanied by the auditor's opinion on the effectiveness of internal controls over the Company's financial reporting and any material weakness he may have identified in such controls.

The above provisions will become effective as of the periodic report for December 31, 2010 (hereinafter - "Commencement Date").  Notwithstanding the foregoing, the Amendment prescribes that in the period from publication until Commencement Date, the Board report will outline the Company's preparatory and progressive stages in implementing the said provisions (hereinafter - "implementing the Project").

Disclosure of the steps taken by the Company in implementing the abovementioned by the date of this report:

The responsible Company officer for implementing the Project is the CFO, Mr. Ronen Twito.

In order to determine the procedures and identify material business risks, a weighted evaluation of quantitative and qualitative factors was performed.

The quantitative considerations taken into account include, inter alia, giving proportional relevance to each financial balance and movement in the reports as published by the Company with respect to the overall balances or movements in the financial statements.

The qualitative considerations taken into account include, inter alia, the complexity of the accounting process which involves recordkeeping of financial reporting, complexity of the data systems supporting the business process, overall corporate risks, extra-organizational factors, the Company's activity or inactivity in certain areas, etc.

Based on the procedures reviewed, five control procedures considered to be material for the financial reporting were identified:

a.	ELC-Entity Level Controls

b.	Closing the financial statements

c.	ITGC (Information Technology General Controls)

d.	Company Treasurer

e.	Equity

2.5	Adoption of International Financial Reporting Standards (IFRS)

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Financial Reporting Standards (IFRS)”.   Standard 29 stipulates that entities subject to the Securities Law -1968 and obligated to report pursuant to the regulations issued thereunder, shall prepare their financial statements according to IFRS Standards with effect from the reporting periods commencing on January 1, 2008.  The Company has  prepared its financial statements according to IFRS from the first quarter of 2009, for the period commencing January 1, 2007 (transition date).

3.	Part III - Corporate Governance Aspects

3.1	Corporate Donations Policy

As of the date of the report, there is no corporate policy on donations, and no donations were made during the reported period.

3.2	Internal Auditor

3.2.1
The Company's internal auditor is Mr. Daniel Shapira, an independent Certified Public Accountant who owns an independent firm that specializes in providing internal audit services to companies traded in Israel and abroad. The firm has some 17 years experience in performing internal audits at public companies and specializes in diverse fields of operations. The auditor does not work at the Company and has been providing the service as an external entity since December 26, 2000.

3.2.2	As far as the Company is aware, the internal auditor complies with the provisions prescribed in Section 146(b) of the Companies Law-1999 and in Sections 3(a) and 8 of the Internal Audit Law-1992.

3.2.3	Based on the internal auditor's statement, the professional standards according to which he performs the audits are the customary professional standards prescribed in the above Law.

3.2.4	The organizational officer overseeing the internal auditor is the chairman of the Audit Committee.

3.2.5
To the best of Management's knowledge, the nature and continuity of the internal auditor's work plan are reasonable in the circumstances, and capable of attaining the audit's objectives within the organization.  As set forth in Section 9 of the Internal Audit Law, the internal auditor has free, constant and direct access, as required, to the Company's data system, including financial data.

3.2.6
In 2009, an internal audit was performed, addressing the following topics:  approval of resolutions at the Company's institutions and monitoring them; the method of reporting to the authorities on resolutions adopted by the Company's institutions.

3.2.7	The topics covered by the annual work plan are approved each year by the Audit Committee and/or the Board of Directors.

3.2.8
The work plan grants the internal auditor discretion to deviate from it. In accordance with the Company's customary procedures, the auditor should report and give reasons for the deviations from the work plan.

3.2.9	The audit's overall budget for the year 2009: In view of the fact that the Company was not engaged in development activity during 2009, the audit budget amounted to approximately 40 hours.

3.2.10
Professional Standards:  The internal auditor, upon his notification, performs the audit according to the customary professional standards prescribed in Section 146(b) of the Companies Law-1999, and Section 8 of the Internal Audit Law (hereinafter - "the Internal Audit Law"), including, inter alia,  Attribute and Performance Standards.  In conformity with the professional guidelines issued by the Institute of Internal Auditors in Israel, the internal auditor executes a quality assurance plan including a self assessment internal review.

3.2.11	In the Board's opinion, the audit work is carried out in conformity with the customary professional standards applicable to internal audits.

3.2.12
The Board and the Audit Committee on its behalf have approved the internal auditor's appointment, while paying due consideration to his professional qualifications, experience and familiarity with the Company's business.

3.2.13
In 2009, a single audit was performed, due to the fact that the Company had no development activity in the reported year.  The internal audit report was discussed at the Audit Committee meeting held in February, 2010, when the members decided to accept the auditor's recommendations.  The latter submits his reports to the chairman of the Board and to the chairman of the Audit Committee.  In 2008, 4 Audit Committee meetings were held at the Company, to discuss the reports. All the documents and information required by the auditor are furnished to him, as referred to in Section 9 of the Internal Audit Law, and he is also given free access to information, including constant and direct access to the Company's data systems and financial data.

3.2.14
Since the Company was not engaged in active development operations as of the date of the report, and also because the Company is currently in the advanced stages of completing the merger with Bio-Gal, it was resolved, jointly with the internal auditor, that the topics to be included in the 2010 audit would be determined promptly upon finalizing the said transaction.

3.2.15	The internal auditor's remuneration for the services provided in 2009 amounted to NIS 9 thousand.

3.2.16
In the Board's opinion, the said remuneration is reasonable in the circumstances and has no effect on the internal auditor's professional discretion, and this inter alia, while bearing in mind the Board's overall impression from the manner in which he performs the internal audit task at the Company.

3.3	Directors Possessing Accounting and Financial Expertise

1.	During the reported period, 14 Board meetings and 4 Audit Committee meetings were held.

2.	Particulars of Directors Possessing Accounting and Financial Expertise

Pursuant to the Board resolution of August 27, 2009, the minimum number of directors who possess accounting and financial expertise is two.  In reaching this determination, the Board relied on the Company's scope of operations, which does not justify more than two directors with such skills, and the nature of its activity in the fields of drug development and biotechnology.

Below are the names of Company directors who are accounting and financial experts:

3.3.1
Amit Yonay - received a BS in Electrical Engineering from Binghamton University and an MBA from Tel-Aviv University in Finance and International Business. He is involved in independent investments in the real estate in the U.S.

3.3.2	Jaron Diament - Holds B.A. in Economics and Accounting, Tel Aviv University. Serves as CEO of Tagor Capital Ltd. and currently serves as an external director of Mega Or Holdings Ltd.

3.3.3	Dafna Cohen - Holds B.A. in Economics and Political Science and an MBA in Finance and Accounting from the Hebrew University, Jerusalem. Serves as a director of Formula Systems (1985) Ltd.

3.3.4	Boaz Shweiger - received an LL.B, magna cum laude, from the College of Management and an MBA in Finance and Auditing from Tel - Aviv University. He manages a private holding company.

3,3,5
Marc Allouche - received a MBA with major in Corporate Finance and Accounting and a BA in Economics and Management from Dauphine University, Paris. He is also a Chartered Public Accountant in France. Serves as an advisor to private equity funds and entrepreneur.

3.4	Independent Directors

The Company has not adopted, in its Articles of Association, a provision related to the office of independent directors.

3.5	Auditor's Remuneration

The Company's independent auditors are Kesselman & Kesselman & Co. (PwC). The overall fees paid to them for professional services rendered for the year 2009 amounted to $ 70 thousand (approximately 1,250 work hours), out of which $ 62 thousand comprise fees for auditing, consulting and tax services.

Below are details of the overall fees due to the auditors during the reported year and the preceding one, for providing services to the Group:

	Audit-related fees and Tax Fees		Other Services
	Amount ($ Thous.)	No. of Hours	Amount ($ Thous.)	No. of Hours
2008	137	1,995	6	60
2009	62	1,107	8	143

4.	Part IV - Corporate Financial Reporting

4.1	Significant Events After Balance Sheet Date

4.1.1
On January 27, 2010 the Company's Board authorized the allocation of 100,000 share options (unregistered) to a Company employee.  The share options may be exercised into 100,000 ordinary shares par value NIS 0. 1 each, with an exercise price of NIS 0.1 per option warrant. The fair value of all the share options, based on the "B&S" Model, as of the date of the Board's resolution, is NIS 0.2765 each, and altogether NIS 27,654.  The exercise period for the options is a maximum of 120 months from allocation date, such that 8.33% of the amount thereof is exercisable in installments at the end of each calendar quarter from their allocation date, over a period of 3 years.

4.1.2
On February 28, 2010 the Company and Bio-Gal signed an agreement extending the transaction until April 30, 2010, in order to enable its completion. Management estimates that the Tax Authorities shall approve the Share Swap  transaction during the second quarter of 2010. The closing of the transaction is expected in the second quarter of 2010. However, there is no certainty for the completion of the transaction (see note 1d for the company financial statements).

Moreover, as of the date of the report the Company is in discussion with the Israeli tax authorities in order to receive their approval for the transaction, which would execute in a way of a swap transaction with Xtepo, in accordance to sections 103 of the Israeli tax rules. This section deals with merger of companies and enable the Israeli tax authorities, at the time of approving transactions, to impose restrictions and limitations on the carryforward tax losses and its utilization in the future. The management estimates that there is a high probability that the tax authorities will demand to reduce the amount of the carryforward losses for future use and additional limitations according to the tax law.

4.1.3
On March 2, 2010, at an Extraordinary Meeting of Shareholders, the Company's shareholders approved the Bio-Gal transaction and the Share Swap, in accordance with the transaction outline signed between the parties on December 31, 2009 and made public on January 14, 2010.

4.1.4	On March 2, 2010 the Annual General Meeting of Shareholders convened and approved the following:

4.1.4.1	Re-appointment of Kesselman and Kessleman, C.P.A., as the Company's independent auditors for the year 2009. The Board was authorized to determine its fees.

4.1.4.2
Re-election of directors - to approve the re-election of Messrs. Marc Allouche, Amit Yonay, Boaz Shweiger, and David Grossman as Company directors until the next Annual Meeting, including the grant of 150,000 share options to each director (excluding David Grossman who also serves as the Company's CEO).  The options are registered, non-marketable and exercisable into Company shares.  The share options may be exercised into 150,000 ordinary shares, par value NIS 0.1 each with an exercise price of NIS 0.298 per option.  The fair value of all the share options, based on the "B&S" Model, as of the date of the Board's resolution, is NIS 0.2347 each, and altogether NIS 105,615. The maximum exercise period is 120 months from the allocation date, such that 33.33% of the amount thereof may be exercised immediately upon allocation, while the remaining 66.67% may be exercised in equal installments each month, from the effective date, over a 24-month period.

4.1.4.3
Subject to closing of the Bio-Gal transaction, the terms of employment of Mr. David Grossman, the Company's CEO and director, were approved, including the grant of 1,610,000 registered non-marketable share options, exercisable into Company shares. The share options may be exercised into 1,610,000 ordinary shares, par value NIS 0.1 each, with an exercise price of NIS 0.075 per option.  The fair value of all the share options, based on the "B&S" Model, as of the date of the Board's resolution, is NIS 0.2849 per option and altogether NIS 458,744.  The maximum exercise period of the options is 120 months from the allocation date, such that 33.33% of the amount thereof may be exercised immediately upon allocation, while the remaining 66.67% may be exercised in equal installments each month from the effective date, over a 24-month period.

Furthermore, the Company undertook to make up the difference, on the actual exercise date, between the par value of the share and the exercise price under this scheme, by swapping the amounts from a share premium into share capital. The Tel Aviv Stock Exchange has approved the listing of the shares to be derived from the exercise of the share options.

4.1.5	In March, 2010 the Company terminated the agreement with DOV concerning the Bicifadine drug research, and all the rights under the agreement were returned to DOV in coordination with them.

4.2	Office Holders' Remuneration

The Company's Board has reviewed the remuneration paid to the Company's senior office holders and found that, given their qualifications, experience and contribution to the Company, the remuneration and bonuses paid to them are appropriate and reasonable.

4.3	Critical Accounting Estimates

The significant accounting estimates are reflected under the following items: share-based payments including liabilities related to SAR (Share Appreciation Rights), intangible assets, severance pay, income taxes and deferred taxes. For details of critical accounting estimates - see Note 3 of the financial statements.

4.4	Colleague Survey

On July 28, 2005 the Securities Authority published a directive obligating disclosure in granting consent to perform a "colleague survey".  The purpose of the survey is to motivate control over auditors' work.  On March 24, 2010, the Company gave its consent to conducting the colleague survey.

4.5	Authorized Signatories

There are no exclusive authorized signatories at the Company.

4.6	Disclosure of Proceedings for Approval of Financial Statements

The Board of Directors is the body responsible for overseeing internal controls at the Company and it is the organ that deals with financial statements and approves them, after the members of the Board have received a draft of the statements a few days prior to the meeting. There is a procedure at the Company whereby the Audit Committee reviews the financial statements and passes its recommendations to the Board.

In the course of the meeting, the CEO, Mr. David Grossman, and the CFO, Mr. Ronen Twito, review at length the principal items of the financial statements, including significant transactions executed or to be executed, as well as any changes that have taken place at the Company during the reported period, compared to the corresponding periods.  In this context, a discussion is held with the participation of the CEO, CFO and the auditors, during which the Board members raise questions relating to the financial statements.

At the end of the discussion, once it has become clear that the financial statements adequately reflect the Company's business position and the results of its operations, the financial statements are approved.

On March 24, 2010 the Board approved the Company's financial statements as of December 31, 2009 in the presence of the following directors:

Amit Yonay (Chairman of the Board), Dafna Cohen, Jaron Diament, Boaz Shweiger, Marc Allouche and David Grossman - after the Audit Committee had, prior to the meeting, reviewed the financial statements and submitted its recommendations to the Board of Directors plenum.

March 24, 2010
Date	Amit Yonay, Chairman	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

INDEX

Page

Auditors' Report	C-2

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	C-3

Statements of Comprehensive Income	C-4

Statement of Changes in Equity	C-5

Statement of Cash Flows	C-6 - C-7

Notes to Consolidated Financial Statements	C-8 - C-61

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF THE AUDITORS

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") and its subsidiaries as of December 31, 2009, December 31, 2008, December 31, 2007 and January 1, 2007, and the related consolidated statements of Comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2009.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, December 31, 2008, December 31, 2007 and January 1, 2007, and the consolidated comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Israeli Securities (Preparation of Annual Financial Statements) Regulations, 2010.

Without qualifying our opinion, we draw your attention to note 1d of the consolidated financial statements,  which addresses that the Company's ability to continue operating as a going concern, is dependent on the Bio-Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources. Because there is uncertainty regarding completion of the Bio- Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources, there is substantial doubt about the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern.

Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
24 March 2010

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,			January 1,
		2009	2008	2007	2007
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	412	2,924	2,377	4,400
Short-term deposits	6	-	-	10,600	20,845
Financial assets at fair value through profit or loss		-	-	-	102
Assets held for sale		-	-	-	18
Employee benefit assets	13	-	12	-	-
Accounts receivable	7	33	305	654	609
Income taxes receivable		72	49	270	-
Restricted deposits		40	71	-	-

		557	3,361	13,901	25,974
NON-CURRENT ASSETS:
Restricted deposits		-	-	61	172
Employee benefit assets	13	-	-	16	-
Fixed assets	9	23	41	106	490
Intangible assets	10	-	-	9,294	1,808
Other investments	1b	135	-	-	-
Deferred tax assets		-	-	-	48

		158	41	9,477	2,518

Total assets		715	3,402	23,378	28,492

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	11	192	416	2,144	941
Other accounts payable	12	516	1,058	1,665	1,834
Income taxes payable		-	-	-	143
Deferred revenue		-	-	-	399
Retirement benefit obligation	13	-	447	-	-
Liability for share appreciation rights	14	-	7	1,560	-

		708	1,928	5,369	3,317
NON-CURRENT LIABILITIES:
Retirement benefit obligation		-	-	131	223
Deferred revenue		-	-	-	398

		-	-	131	621

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT:	16
Share capital		1,445	1,445	1,444	1,072
Share premium		139,786	139,786	139,577	131,153
Accumulated deficit		(141,224)	(139,757)	(123,143)	(107,671)

Total equity		7	1,474	17,878	24,554

Total liabilities and equity		715	3,402	23,378	28,492

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: March 24, 2010

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2009	2008	2007
	Note	U.S. dollars in thousands (except per share data)

Revenues	17	-	5,940	907
Cost of revenues	17	-	1,841	110

Gross profit		-	4,099	797

Research and development costs	18	-	11,722	11,500
General and administrative expenses	19	(2,429)*)	3,937	7,596
Impairment loss of intangible asset	10	-	7,500	-
Other gains (losses), net	20	139	288	(8)

Operating income (loss)		2,568	(18,772)	(18,307)

Finance income	21	6	331	668
Finance costs	21	10	17	30

Financial income (costs), net		(4)	314	638

Income (loss) before taxes on income		2,564	(18,458)	(17,669)
tax benefit	22	(23)	(31)	(206)

Net income (loss) for the year attributable to equity holders of the parent		2,587	(18,427)	(17,463)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	23	0.044	(0.315)	(0.382)

*)	Including reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 16b.

**)	After taking into account capital consolidation effected on June 22, 2009, see Note 16a(2).

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31, 2009
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2009		1,445	139,786	(139,757)	1,474

Net income for the year		-	-	2,587	2,587
Share-based payment to employees and others	16	-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	14	-	-	126	126

Balance at December 31, 2009		1,445	139,786	(141,224)	7

		Year ended December 31, 2008
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2008		1,444	139,577	(123,143)	17,878

Loss for the year		-	-	(18,427)	(18,427)
Share-based payment to employees and others	16	-	-	1,813	1,813
Exercise of options	16	1	32	-	33
Refund of stamp duty on share issuance		-	177	-	177

Balance at December 31, 2008		1,445	139,786	(139,757)	1,474

		Year ended December 31, 2007
		Share capital		Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2007		1,072		131,153	(107,671)	24,554

Loss for the year		-		-	(17,463)	(17,463)
Issue of shares	16	372		8,420	-	8,792
Share-based payment to employees and others	16	-		-	1,991	1,991
Exercise of options	16	-	*)	4	-	4

Balance at December 31, 2007		1,444		139,577	(123,143)	17,878

*)	Less than $ 1,000.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2009	2008	2007
	Note	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the year attributable to equity holders of the parent		2,587	(18,427)	(17,463)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)		(5,075)	7,849	3,543

Net cash used in operating activities		(2,488)	(10,578)	(13,920)

Cash flows from investing activities:

Decrease (increase) in restricted deposit	6	31	(10)	113
Decrease in short-term bank deposits	10	-	10,600	10,245
Purchase of intangible assets	9	-	-	(7,500)
Purchase of fixed assets	9, 20	-	(2)	(65)
Proceeds from sale of fixed assets and held for sale assets		-	327	308
Other investments	1b	(55)	-	-

Net cash provided by (used in) investing activities		(24)	10,915	3,101

Cash flows from financing activities:

Proceeds from issue of shares	16	-	-	8,792
Refund of stamp duty paid in 2004 for share issuance		-	177	-
Exercise of options	16	-	33	4

Net cash provided by financing activities		-	210	8,796

Increase (decrease) in cash and cash equivalents		(2,512)	547	(2,023)
Cash and cash equivalents at the beginning of the year		2,924	2,377	4,400

Cash and cash equivalents at the end of the year		412	2,924	2,377

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2009	2008	2007
		Note	U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	9,10	13	39	108
	Loss (gain) on sale of fixed assets	20	5	(288)	(40)
	Share options granted to directors, employees and service providers	16	(4,180)	1,813	1,991
	Impairment of intangible assets	10	-	7,500	-
	Impairment of fixed assets	9	-	-	105
	Change in intangible assets	10	-	1,783	-
	Change in retirement benefit obligation, net	13	(435)	320	(108)
	Change in liability for share appreciation rights	14	119	(1,553)	1,560
	Change in deferred taxes	22	-	-	48
	Proceeds from sale of securities at fair value through profit or loss, net		-	-	54
	Change in fair value of financial assets at fair value through profit or loss		-	-	48
	Finance costs on restricted deposit		-	-	(2)

			(4,478)	9,614	3,764
	Changes in operating asset and liability items:

	Change in deferred revenues		-	-	(797)
	Decrease (increase) in accounts receivable	7	249	570	(315)
	Decrease in other accounts payable	12	(542)	(607)	(312)
	Increase (decrease) in trade payables	11	(304)	(1,728)	1,203

			(597)	(1,765)	(221)

			(5,075)	7,849	3,543

(b)	Additional information on cash flows from operating activities:

	Interest received		3	390	921

	Interest paid		-	3	4

	Refund of taxes on income		-	262	-

	Payment of taxes on income		-	2	165

(c)
Non-cash investing activities for the year ended December 31, 2009 total at approximately $ 80 thousand and it derives from deferred charges in connection with Bio-Gal (Xtepo) transaction which were recorded in the line item "other investments" (see Note 1b below).

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). The company and the subsidiaries ("the group") have one operating segment.

On November 18, 2008, the Group announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical. Inc. ("DOV")) failed to meet its endpoints and, as a result, the Group ceased its development and as a result the group ceased development of Bicifadine for diabetic neuropathic pain, and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development has ceased the prosecution and maintenance of those patents relating to the Bicifadine, in coordination with DOV.  As for the termination of the license agreement, see note 25.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to complete the Bio-Gal transaction (see also b below), cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of drugs (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company (see c and Note 15a(3) below).

The Company is a public company traded on the Tel-Aviv Stock Exchange and the Company's American Depositary Receipts ("ADR") are quoted on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market, under the symbol “XTLBY.PK”.

On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the Pink Sheets regulatory framework in the U.S.. As a result of the above, the Company can not enjoy the relieves under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

b.
In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin ("EPO") for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of $ 10 million in cash  upon the successful completion of a Phase 2b clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment. The Company is also obligated to pay 1% royalties on net sales of the product.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (cont)

On December 31, 2009, the Company's Board approved and Bio-Gal amended the asset purchase agreement with Bio-Gal Ltd. so that the Company shall acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), an Israeli privately-held company incorporated by Bio-Gal's shareholders for the transaction and that after the transaction will hold the exclusive license to use a patent of EPO drug and approximately $ 1.5 million in cash, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. An amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.
In addition, the company is obligated to pay 1% royalties on net sales of the product as well as fixed royalties payment in the total amount of $ 370 thousand, upon the successful of phase 2. Such payment of $ 370 thousand shall be made upon the earlier of:
1.	The completion of a successful fundraising by the Company or Xtepo at any time after the successful completion of the phase 2 of an amount of minimum $ 2 million.
2.	Six months from the successful completion of phase 2.

The closing of the transaction is subject to obtaining an approval from the Tax Authorities to carry out the share swap pursuant to section 103 and 104 to the Income Tax Ordinance and to obtaining approval that warrants in Xtepo were exercised so Xtepo will hold approximately $1.5 million at the date of transaction and additional contingent conditions.

During the year 2009 the Company capitalized direct expenses associated with the transaction in the amount of $ 135 thousand that were recorded as "Other investments".

c.
In 2005, the Company acquired patent rights and other assets of VivoQuest Inc. ("VivoQuest"), covering a compound library, which includes certain compounds for the development of the DOS. Part of these rights was sold during 2008 to Presidio.

d.
As of December 31, 2009, the Company has accumulated losses in the amount of approximately $ 141.2 million and equity in the amount of $ 7 thousand. The continuation of the Company's operations is dependent on closing the Bio-Gal transaction and obtaining its funds or raising funds from alternative sources.

As stated in b above, on December 31, 2009, the Company signed an amendment to the agreement with Bio-Gal. Likewise, on March 2, 2010, at a shareholders' meeting, the Company's shareholders approved the new outline for the Bio-Gal transaction as stated above. As of the date of the approval of these financial statements, an approval from the Tax Authorities to carry out share swap pursuant to sections 103 and 104 to the Income Tax Ordinance and approval that warrants in Xtepo were exercised so Xtepo will hold approximately $1.5 million at the date of transaction, has yet to be obtained, which constitute contingent conditions along with additional contingent conditions required for the closing of the transaction.
The Company's management estimates that the required approvals are expected to be obtained within a reasonable period of time and will enable closing, raising funds and continuation of operations. However, closing the transaction and such raising are subject to uncertainty. If the transaction and raising are not effected in the coming weeks, there are significant doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:
First-time adoption of IFRS:

1.	Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.

Starting from the three months period ended March 31, 2009, the Company adopted International Financial Reporting Standards ("IFRS") and this pursuant to the provisions of Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" which was published by the Israel Accounting Standards Board. The IFRS are standards and interpretations adopted by the International Accounting Standards Board.

They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements are in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because they are the first IFRS annual financial statements of the Group. The financial statements were prepared in accordance with IFRS that were published and became effective or adopted earlier when the financial statements were prepared (March 2010).

According to IFRS 1, the Group's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the financial statements were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to U.S. GAAP to reporting pursuant to IFRS on comparative figures in the financial statements and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 26.

2.
The Company's financial statements as of December 31, 2009, 2008 and 2007 and January 1, 2007 and for each of the three years in the period ended December 31, 2009 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The accounting policies described below are consistent with those of all periods presented, unless it is indicated otherwise.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of retirement assets, financial assets at fair value through profit or loss and liability for share appreciation rights at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company's management to exercise its judgment in the process of applying the Group's accounting policies. The areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Company's management.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	The Group's operating cycle is 12 months.

4.	The Company analyses the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). The Company wholly owns all subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and the subsidiaries are eliminated in full in the consolidated financial statements.

c.	Foreign currency translation of transactions and balances:

1.	Functional and presentation currency:

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in U.S. dollars, which is the functional currency of each of the Group's entities and the Company's presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar ("the dollar") in relation to the NIS and the representative exchange rates:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2009	(0.71)
December 31, 2008	(1.14)
December 31, 2007	(8.97)
December 31, 2006	(8.21)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2009	3.775
December 31, 2008	3.802
December 31, 2007	3.846
December 31, 2006	4.225

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of comprehensive income in the line item finance income (costs). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction.

d.	Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the improvement.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in when the asset is derecognized in "other gains (losses), net" in the consolidated statements of comprehensive income.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see g below).

e.	Financial assets:

1.	Classification:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. The Company's management determines the classification of its financial assets at initial recognition.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a)         Financial assets at fair value through profit or loss:

This category contains two sub-categories: financial assets held for trading purposes and financial assets at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if designated to this category by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are held for trading purposes and it is probable that they will be disposed of within one year after the date of the financial position.

b)        Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the financial position. These maturities are classified as non-current assets. The Group's loans and receivables are included in the line items: "accounts receivable", "cash and cash equivalents" and "restricted deposits" on the face of the statement of financial position (see also i below).

c)        Available-for-sale financial assets:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose the investment therein within 12 months after the date of the financial position.

d)        Held-to-maturity investments:

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturity that the Company's management has the positive intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be "tainted" and reclassified as available-for-sale. In the reported periods, the Group did not hold investments that were classified to this category.

2.        Recognition and measurement:

Regular purchases and sales of financial assets are recognized on the date of disposal of the transaction which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss are presented in the statement of comprehensive income within "other gains (losses), net" in the period in which they arise.

As for the measurement of the fair value of the Company's financial instruments, see Note 4.

3.	Offsetting financial instruments:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle the financial assets and liabilities on a net basis or realize the asset and settle the liability simultaneously.

4.	Impairment of financial assets:

Financial assets carried at amortized cost:

The Group assesses at the end of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset ("a loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

f.	Intangible assets:

Research and development:

Research expenses are recognized in the statement of income when incurred. An intangible asset arising from a development project is recognized when the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;
-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. During the reported period, the Group did not capitalize development costs to intangible assets.

The Company recognized at fair value an intangible asset relating to research and development costs acquired from third parties.

Acquired development assets are not systematically amortized and are tested for impairment annually in accordance with the provisions of IAS 36, "Impairment of Assets" (see g below).

Government grants for approved projects were deducted from the relevant expense.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.           Impairment of non-financial assets:

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered animpairment are reviewed for possible reversal of the impairment at each reporting date.

As for testing impairment of acquired development assets, see f above.

h.           Government grants:

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

i.            Cash and cash equivalents:

Cash and cash equivalents includes cash in hand, short-term bank deposits, other short-term highly liquid investments with original maturities of three months or less.

j.            Share capital:

The Company's Ordinary shares are classified as share capital. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

k.           Trade payables:

Trade payables are the Group's obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

l.            Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes.

1.         Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the date of statement of financial position as well as adjustments required in connection with the tax liability in respect of prior years.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.        Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of comprehensive income based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of comprehensive income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. Deferred tax asset has not recognized in the Group's accounts because the availability of taxable income in the future is not probable.

m.          Employee benefits:

1.        Post-employment benefits:

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans represent defined contribution plans because the Company pays fixed contributions into an independent separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

According to the labor laws and employment contracts in Israel and according to the Company's practice, the Company is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Company's liability to pay compensation is accounted for as a defined benefit plan and, for part of the employees, it is treated as a defined contribution plan.

According to the Company's liability to employees for whom there are plans that represent defined benefit plan, the amounts of the benefits that the employee eligible to compensation will receive on retirement is defined by the number of years of service and its last salary.

The Company's liability to other employees who are part of the defined contribution plan is to pay fixed contributions to an independent separate entity and the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liability recognized in the statements of financial position is the present value of the defined benefit obligation at balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method.

The present value of the obligation is determined by discounting the estimated future cash flows (after taking into account estimated salary increases) using interest rates of Government debentures that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

According to IAS 19, "Employee Benefits" ("IAS 19"), the discount rate used to compute the actuarial obligation is determined by reference to market yields at the balance sheet date of high quality corporate bonds. However, IAS 19 states that in countries where there is no deep market in such bonds, the market yields on Government debentures shall be used.

As stated above, the interest rate used by the Company in discounting the estimated future cash flows for computing the actuarial obligation was determined using interest rates of high quality NIS Government debentures since the Company's management believes that there is no market with heavy trade in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains and losses arising from changes in actuarial assumptions and differences between assumptions made in the past and actual results in the statement of comprehensive income in the period in which they arise.

The liabilities for compensation is measured at fair value.

The above liabilities comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of retirement benefit obligation for the balance sheet presentation.

As stated above, for defined contribution plan the Company buys insurance policies and pays contributions to pension and compensation funds against its liability to pay pension and retirement. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

2.       Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.           Share-based payment transactions:

The Company operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income with a corresponding adjustment to equity.

The proceeds received when the options are exercised into shares net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments for share appreciation rights with settlement alternative which were granted to the Group's service provider were accounted in the past as a cash-settled grant. The Company remeasured the value of the liability at each reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company's financial condition (see Note 1d), the classification of the transaction was modified to an equity-settled transaction. The company has no obligation to settle the transaction in cash.

o.           Revenue recognition:

Revenues are recognized in the statement of comprehensive income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Group's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a)	The fair value of labor services by the Group's employees is recognized over the service term.

b)	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

3.	Interest income are recognized on a periodic basis using the effective interest method.

p.           Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the parent by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive (decreases the earnings or increases the loss per share).

q.            Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

r.             Non-current assets (or disposal groups) held-for-sale:

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. These assets are stated at the lower of carrying amount and fair value less costs to sell. Non-current assets (or disposal groups) classified as held-for-sale are presented separately from other assets in the statements of financial position. The liabilities of disposal groups that are classified as held-for-sale are presented separately from the other liabilities in the statements of financial position.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	New and amended IFRS standards and IFRIC interpretations:

Below are standards and amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company:

a)
IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Company/Group will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010.

b)
IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3R prospectively to all business combinations from January 1, 2010.

c)
IFRS 9, "Financial Instruments" ("IFRS 9"). IFRS 9 was issued in November 2009 and it represents the first milestone in the three stages planned replacement of IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The first issued part replaces the sections of IAS 39 which deal with the classification and measurement of financial assets. Below are summarized principles of IFRS 9:

-
Financial assets are classified into one of the two following categories: fair value and amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the entity's business model for managing financial instruments and the contractual characteristics of the cash flows from the instrument.

-	A hybrid contract with a financial asset host is classified in its entirety into one of the above categories without separating the embedded derivative from a host contract.

-
A financial asset is measured after initial recognition at amortized cost only if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and (b) the contractual cash flows under the instrument solely represent payments of principal and interest (in other words, the instrument has only basic features of a loan).

-	Financial assets that are debt instruments not meeting the above criteria are measured at fair value through profit or loss.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Financial assets that are equity instruments should be measured at fair value, as follows:

i.	Equity instruments held-for-trading should be measured at fair value.

ii.
As for other equity instruments, an entity has an option to choose on initial recognition (irrevocable designation) to recognize subsequent changes in fair value in other comprehensive income. If the above is chosen, there is no recycling of fair value gains and losses to profit or loss even if the instrument is disposed. However, dividends from such instruments will be recognized in profit or loss. Such designation is on an instrument-by-instrument basis. Equity instruments which were not designated as above, should be measured at fair value through profit or loss.

IFRS 9 is effective for years beginning on or after January 1, 2013. Early application is permitted. At this stage, the Company is evaluating the guidance of the standard, its impact on the Company and the time when the Company will adopt it.

d)
Amendment to IAS 7, "Cash Flows Statements" ("the amendment to IAS 7"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment to IAS 7 is applied retrospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Group will apply this amendment from January 1, 2010 and it is not expected to have a material impact on the financial statements.

e)
Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. The amendment to IAS 38 clarifies, among others, the requirements in IFRS 3 (revised), "Business Combinations" ("IFRS 3R") regarding the accounting treatment of intangible assets acquired in a business combination. This amendment permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. If an entity applies IFRS 3 for an earlier period, the amendment to IAS 38 shall be applied for that earlier period. The Group will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

f)
Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment clarifies, among others, the description of valuation techniques used when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Group will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.
Share-based payments as well as liability for share appreciation rights (see Note 2n) - in evaluating the fair value and the recognition method of share-based payment, the Company's management is to estimate, among others, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

b.
Intangible assets - in testing impairment of intangible assets of research and development, the Company's management is to estimate, among others, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

c.
Taxes on income and deferred taxes - the Group is subject to taxes in Israel and in the U.S. Significant judgment is required by the Company's management in determining the provision for income taxes. There are many transactions and calculations in the ordinary course of the Group for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes in the period in which such determination is made.

Carryforward tax losses of the Group total approximately $ 175 million (the Company - approximately $ 161 million) for which no deferred taxes were recognized because their utilization in the foreseeable future is not probable. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 22c.

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Risk management is carried out by the Group's management under policies approved by the Board. The Group's treasury identifies, evaluates and hedges financial risks. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a)	Market risk:

Foreign exchange risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from future commercial transactions and assets and liabilities denominated in foreign currency.

The Company's management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group uses short-term deposits denominated in foreign currency. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are measured and denominated in a currency that is not the entity's functional currency.

The Company treasury's risk management policy is to hedge between 75% and 100% of anticipated cash flows in each major foreign currency for the subsequent 12 months.

As of December 31, 2009, if the Group's functional currency had weakened by 10% against the NIS with all other variables held constant, post-tax profit for the year would have been $ 8 thousand lower (2008 - post-tax loss $ 9 thousand higher and 2007 - post-tax loss $ 17 thousand higher), mainly as a result of foreign exchange gains on translation of NIS-denominated accounts receivable and margins on exchange rate changes of cash and cash equivalents. Profit is less sensitive to movement in the exchange rate in relation to the NIS in 2009 than in 2008 mainly because of the fact that the group had no development activity and the decreased amount of the Company's cash balances.

b)	Credit risk:

Credit risk is managed on group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions as well as outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of 'A' are accepted.

See Note 4b for further disclosure on credit risk.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c)	Liquidity risk:

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by the Group. The Group's management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operation. The Group does not use borrowing credit facilities. These forecasting takes into consideration several factors such as certain liquidity ratios that the Company strives to achieve.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other solid channels. These solid channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2009, 2008 and 2007 and as of January 1, 2007, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

2.	Capital risk management:

The Group's objectives when managing capital are to endure the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take variety of measures such as issue new shares or sell assets to reduce debts.

b.	Financial instruments:

1.	Financial instruments by category:

As of December 31, 2009, 2008 and 2007 and January 1, 2007, all financial assets were classified in the category loans and receivables except for financial assets at fair value through profit or loss which were classified to assets at fair value through profit or loss. Likewise, all financial liabilities as of such dates were classified in the category other financial liabilities at amortized cost except for liability for share appreciation rights which was classified to liabilities at fair value through profit or loss.

2.	Credit quality of financial assets:

The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands
Cash at banks, short-term deposits and restricted deposits:

AAA	-	1,305	6,187	11,319
AA+	440	-	-	-
AA	-	1,056	6,505	-
AA-	10	632	341	14,088
Cash not in banks	2	2	5	10

	452	2,995	13,038	25,417

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Cash at bank and on hand	358	2,700	2,314	473
Short-term bank deposits	54	224	63	3,927

	412	2,924	2,377	4,400

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	81	24	55	228
U.S. dollar	331	2,897	2,316	4,172
U.K. Pound	-	3	6	-

	412	2,924	2,377	4,400

The carrying amount of cash and cash equivalents is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 6:-	SHORT-TERM DEPOSITS

The deposits are short-term deposits at banks, denominated in U.S. dollars with maturity of more than three months but less than one year. The average interest on the deposits as of December 31, 2007 and January 1, 2007 was 4.89% and 5.37%, respectively.

NOTE 7:-	ACCOUNTS RECEIVABLE
a.	Composition:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Accrued income	-	-	61	317
Government authorities	8	69	21	8
Prepaid expenses	21	211	553	259
Other receivables	4	25	19	25

	33	305	654	609

b.	The carrying amount of other accounts receivable which represent monetary items is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	8	2	40	12
U.S. dollar	4	92	61	338

Total	12	94	101	350

The carrying amount of accounts receivables is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN SUBSIDIARY

Name and country of incorporation	% interest held	Scope of investments	Dividends received or receivable

XTL Biopharmaceuticals Inc.,	100% equity	31.12.2009 - $ (1,728) thousand	-
incorporated in Delaware	interest and	31.12.2008 - $ (11,106) thousand	-
	voting rights	31.12.2007 - $ 5,116 thousand	-
		1.1.2007 - $ 702 thousand	-

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FIXED ASSETS

a.	Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2009 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2009	2008
	U.S. dollars in thousands

Office furniture and equipment (including computers)	162	-	(24)	138	121	13	(19)	115	23	41
Leasehold improvements	141	-	(141)	-	141	-	(141)	-	-	-

	303	-	(165)	138	262	13	(160)	115	23	41

Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2008 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2008	2007
	U.S. dollars in thousands

Office furniture and equipment (including computers)	318	2	(158)	162	216	28	(123)	121	41	102
Leasehold improvements	141	-	-	141	141	-	-	141	-	-
Laboratory equipment	119	-	(119)	-	115	-	(115)	-	-	4

	578	2	(277)	303	472	28	(238)	262	41	106

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FIXED ASSETS (Cont.)

Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2007 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions		Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the		during the	book	December 31,	January 1,
	amount	year	year	amount	amount	year	Impairment	year	amount	2007	2007
	U.S. dollars in thousands

Office furniture and equipment (including computers)	383	65	(130)	318	279	33	-	(96)	216	102	104
Leasehold improvements	572	-	(431)	141	572	-	-	(431)	141	-	-
Laboratory equipment	1,281	-	(1,162)	119	895	61	105	(946)	115	4	386

	2,236	65	(1,723)	578	1,746	94	105	(1,473)	472	106	490

b.	Additional information:

1.
In 2007, the Group's management examined the recoverable amount of fixed assets and recorded an impairment of laboratory equipment of $ 105 thousand. The impairment has been charged in research and development costs.

2.
In 2009, depreciation of fixed assets of $ 13 thousand has been charged in general and administrative expenses (2008 - $ 28 thousand and 2007 - $ 28 thousand) and no depreciation has been charged in research and development costs (2008 - $ 0 thousand and 2007 - $ 66 thousand).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	INTANGIBLE ASSETS

a.
On November 18, 2008, the Company published the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the development activity was ceased. On this date, an intangible asset of $ 7.5 million representing the acquired development rights was impaired, see also Note 26d(4).

b.
As part of the Company's license agreement with VivoQuest (see Note 15a(3)), the Company allocated the acquisition cost to fixed assets and intangible assets, based on the fair value at the date of acquisition.

Composition of acquisition cost:

U.S. dollars in thousands

Fair value of Company's shares issued upon acquisition	1,391
Cash paid	400
Direct acquisition costs	148

Total acquisition cost	1,939

Assets arising on acquisition:

Fixed assets	113

Intangible assets:
In-process research and development assets	1,783
Employment contracts with professional staff	43

Total intangible assets	1,826

Total assets arising on acquisition	1,939

In 2008 and 2007, depreciation of rights to employees service of $ 11 thousand and $ 14 thousand have been charged in research and development expenses, respectively.

In 2008, the Company signed and amended an agreement to out-license the DOS program to Presidio and, accordingly, research and development assets of $ 1,783 thousand have been attributed to cost of revenues (see Note 15a(3) below).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	TRADE PAYABLES

a.	Composition:
	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Open accounts	170	416	2,144	941
Checks payable	22	-	-	-

Total	192	416	2,144	941

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other trade payables is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	36	16	143	135
U.S. dollar	156	400	2,001	806

Total	192	416	2,144	941

NOTE 12:-	OTHER ACCOUNTS PAYABLE

a.	Composition:
	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Employees and payroll accruals	122	39	44	52
Government authorities	-	8	23	33
Accrued expenses	394	1,003	1,570	1,683
Other	-	8	28	66

Total	516	1,058	1,665	1,834

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	132	87	109	381
U.S. dollar	384	971	1,556	1,453

Total	516	1,058	1,665	1,834

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION

a.
According to the effective labor laws and employment contracts in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.
The Company's obligation for pension payment in Israel and the Company's obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions in defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. During 2009, all company's employees were covered pursuant to section 14 to the severance pay law.

The amount recognized as an expense for defined contribution plans in 2009, 2008 and 2007 is $ 17 thousand, $ 35 thousand and $ 57 thousand, respectively.
c.
The Company has an obligation to pay compensation to employees which is a defined benefit plan for which compensation reserves and managers' policies exist and the Group companies make contributions. The net amount of compensation obligations included in the statement of financial position as of December 31, 2009, 2008, 2007 and January 1, 2007 reflect the difference between the pension obligation and the plan assets, as outlined below.

The amounts recognized in the statement of financial position are determined as follows:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Present value of fully or partially funded obligations	-	27	33	219
Fair value of plan assets	-	(39)	(49)	(191)

Present value of unfunded obligations	-	(12)	(16)	28

The movement in the retirement benefit obligation which represents a defined benefit plan over the reporting periods is as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Balance at the beginning of the year	27	33	219

Current service cost	-	-	46
Interest cost	-	2	8
Benefits paid	(39)	(10)	(165)
Actuarial losses (gains)	12	2	(75)

Balance at the end of the year	-	27	33

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION (Cont.)

The movement in the fair value of the plan assets over the reporting periods is as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Balance at the beginning of the year	39	49	191

Expected return on plan assets	-	2	6
Actuarial gains (losses)	-	(2)	1
Employer contributions	-	-	16
Benefits paid	(39)	(10)	(165)

Balance at the end of the year	-	39	49

The amounts recognized in the statement of comprehensive income are as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Current service cost	-	-	46
Interest cost	-	2	8
Actuarial losses (gains)	12	4	(76)
Expected return on plan assets	-	(2)	(6)

	12	4	(28)

Of the total amount included in salary expenses, a charge of $ 1 thousand for the year ended December 31, 2008 (2007 - $ (22) thousand) was included in research and development costs and a charge of $ 12 thousand for the year ended December 31, 2009 (2008 - $ 1 thousand and 2007 - $ (14) thousand) was included in general and administrative expenses.

The actual return on plan assets in the years ended December 31, 2009 and 2008 was less than $ 1 thousand and in the year ended December 31, 2007 was $ 7 thousand.

The principal assumptions used in computing defined benefit plan are as follows:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Discount rate	-	2.884	5.276	5.111
Israeli CPI rate	-	(0.4)	2.5	1.29
Expected return on plan assets	-	2.884	5.276	5.111
Expected employee turnover	-	47.17	47.17	47.17
Future salary increases	-	(0.4)	2.5	1.29

The expected return on plan assets is determined by considering the expected available returns on the assets underlying the current investment policy.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION (Cont.)

Assumptions regarding future mortality experience are set in accordance with published statistics and the experience gained in this issue in Israel.

Since that as of December 31, 2009, the Company's employees have signed on section 14 to the severance pay law and they are covered by fixed contributions in defined contribution plans, no contributions in post-employment benefit plans are expected for the year ending December 31, 2010.

d.
The group records a provision in its books relates to retirement agreements signed with executive officers and employees. As of December 31, 2008 and 2007, the liability related to these agreements totaled $ 447 thousand and $ 131 thousand, respectively. As of December 31 2009 the group has no liability for retirement agreements other than the defined contribution plans as aforementioned in b.

NOTE 14:-	LIABILITY FOR SHARE APPRECIATION RIGHTS

In January 2007, XTL Development entered into a binding term sheet whereby it committed to pay a transaction advisory fee to certain third party intermediaries in connection with the DOV Transaction. In October 2008, the Company and XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the "Definitive Agreements"). Under the terms of the Definitive Agreements, the transaction advisory fee is structured in the form of Stock Appreciation Rights, or SARs, in the amount equivalent to (i) 3% of the Company's fully diluted Ordinary shares at the close of the transaction, representing 8,299,723 Ordinary shares before the capital consolidation of 2009 (1,659,945 shares after the capital consolidation), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company's fully diluted Ordinary shares at the close of the transaction, representing 19,366,019 Ordinary shares before the capital consolidation of 2009 (3,873,204 shares after the capital consolidation), vesting on the "Date of Milestone Event." The "Date of Milestone Event" shall mean the earlier to occur of (i) positive results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by the Company or XTL Development, or by a licensee thereof, which included the recent Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain, (ii) the filing of a New Drug Application for Bicifadine by the Company or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to the Company or XTL Development whereby persons or entities holding a majority of the equity interests of the Company or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at the Company's discretion, in cash and/or by issuance of the Company's registered Ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one Ordinary share on the exercise date exceeds the $0.34 grant price, before the capital consolidation effected on June 2009 ($ 1.7 after the capital consolidation), for such SAR.

The SARs expire on January 15, 2017. As of December 31, 2009, the 3% tranche was vested and the 7% tranche was not vested. In the event of the termination of the Company's license agreement for the Bicifadine compounds, any unvested SARs will expire. In March 2010, the Company formally terminated the license agreement with DOV and therefore all unvested SARs have automatically expired. (see note 25)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	LIABILITY FOR SHARE APPRECIATION RIGHTS (Cont.)

As stated in Note 2n, since September 30, 2009 the share appreciation right instrument is carried to equity.

The Company used a Black & Scholes model as the fair value pricing model for the SAR as described above. The following assumptions under this method were used for the valuation of the SAR for each reporting date: expected volatility of: 124% - 59%; risk-free interest rates (in dollar terms) of 2.9% - 4.2%; dividend yield of 0%; and remaining contractual life of 9 – 7.3 years, respectively.

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.        Royalty and contingent milestone payments:

1.
The Company acquired patent rights from others. These license agreements require the Company to make contingent milestone payments to its licensors. In addition, under these agreements, the Company must pay royalties on sales of products resulting from licensed technologies.

In accordance with the terms of the license agreement with DOV, the subsidiary will make milestone payments of up to $ 126.5 million, in cash or its shares (at its election) over the life of the license, of which up to $ 115 million will be due upon regulatory approval of the product. The subsidiary is also obligated to pay royalties to DOV on sales of Bicifadine.

In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its endpoints and, as a result, the Company ceased development of Bicifadine (see also note 25).

2.	The subsidiary is committed to pay an advisory fee (in cash or by issuance of shares) to a third party in connection with the DOV transaction (see also Note 14 above).

3.
During September 2005, the Company licensed from VivoQuest perpetual, exclusive, and worldwide rights to VivoQuest's intellectual property and technology, covering a proprietary compound library, which includes VivoQuest's lead hepatitis C compounds (the Diversity Oriented Synthesis, or DOS program). In addition, the Company acquired from VivoQuest certain assets, including VivoQuest's laboratory equipment, assumed VivoQuest's lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

In connection with the VivoQuest transaction (the "Transaction"):

a)
the Company issued the fair value equivalent of $1,391,000 of its Ordinary shares (1,314,420 Ordinary shares (262,884 after the capital consolidation), calculated based upon the average of the closing prices per share for the period commencing two days before, and ending two days after the closing of the transaction), made cash payments of approximately $ 400,000 to cover VivoQuest's operating expenses prior to the closing of the Transaction, and incurred $ 148,000 in direct expenses associated with the Transaction;

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)
the Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling up to $ 34 million, $ 25 million of which will be due upon or following regulatory approval or actual product sales, and payable in cash or Ordinary shares at the Company's election. No contingent consideration has been paid pursuant to the license agreement as of the balance sheet date, because none of the milestones have been achieved; and

c)	the Company agreed to make royalty payments on future product sales.
In March 2008, and as amended in August 2008, the Company signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc.,. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Company's DOS program. The Company has no further development responsibilities relating to the DOS Program. In accordance with the terms of the license agreement, the Company received a $ 5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $ 59 million upon reaching certain development and commercialization milestones. Presidio is also obligated to pay the Company for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement. In addition, the Company will receive a royalty on direct product sales by Presidio, and a percentage of Presidio's income if the DOS program is sublicensed by Presidio to a third party. The $ 5.94 million payment from Presidio was recorded as license revenue for the year ended December 31, 2008.

b.       Operating lease commitments:

On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the lease agreement. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $ 36 thousand relating to the termination of the lease agreement which was fully paid.

As of December 31, 2009, the Company leases three vehicles under an operating lease. The lease agreements expire in 2011. Vehicle lease expense for the years ended December 31, 2009, 2008 and 2007 were $ 25 thousand, $ 26 thousand and $ 15 thousand, respectively. To secure the lease of only two vehicles, the Company provided a bank guarantee which is secured by a restricted deposit of $ 40 thousand.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.        Contingent liabilities:

In 2009, the Company reached a compromise with a service provider of a wholly-owned subsidiary who demanded from the subsidiary $ 37 thousand. In the framework of an arbitration, the parties reached an agreement on $ 9 thousand compensation which was fully paid.

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.        Share capital:

1.       Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008	2009	2008
	Thousand				U.S. dollars in thousands

Ordinary shares of NIS 0.1 *)	700,000	-	58,561	-	18,543	-	1,445	-

Ordinary shares of NIS 0.02	-	500,000	-	292,805	-	2,630	-	1,445

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,	January 1,	December 31,	January 1,	December 31,	January 1,	December 31,	January 1,
	2007	2007	2007	2007	2007	2007	2007	2007
	Thousand				U.S. dollars in thousands

Ordinary shares of NIS 0.02	500,000	300,000	292,655	220,124	2,630	1,420	1,444	1,072

*)	Traded on the Tel-Aviv Stock Exchange. As of December 31, 2009, Ordinary share of NIS 0.1 was traded at NIS 0.272.

2.
Ordinary shares confer upon their holders voting rights and right to participate in the shareholders' meeting, right to receive earnings and the right to participate in the excess of assets upon liquidation of the Company.

On March 18, 2009, the extraordinary shareholders' meeting approved the following:

a)	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b)
that the authorized share capital of the Company be increased from NIS 10,000,000 par value divided into 100,000,000 Ordinary shares of NIS 0.1 par value to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c)	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

d)	due to the capital consolidation, the amount of share options granted before the capital consolidation and the exercise price were adjusted accordingly.

On June 22, 2009, the share capital was consolidated and the authorized share capital of the Company was increased, as stated above. The change in the conversion ratio of ADR was not effected because the Board accepted a decision that such change in not required.  On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market.

3.
In November 2007, the Company completed a private placement of 72,485,020 Ordinary shares of NIS 0.02 par value (14,497,004 Ordinary shares of NIS 0.1 par value after the capital consolidation) each at $ 0.135 per share. Total proceeds to the Company from this private placement were approximately $ 8.8 million, net of offering expenses of approximately $ 1 million.

b.	Share-based payment:

Below is information about share-based payments granted to the Group's directors, employees and service providers during the reported years (all data presented below reflect the capital consolidation occurred in June 22, 2009(see a above)).

1.
In April 2007, the Company's Board granted 70,000 share options to employees in the Group to purchase 70,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.87 per share. The fair value of all share options using the Black-Scholes model was $ 1.0 per option on the grant date and a total of $ 70 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a four-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.6% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

The Company's Board also granted 30,000 share options to service providers of the Company to purchase 30,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.87 per share. The fair value of all share options using the Black-Scholes model was $ 0.75 per option on the grant date and a total of $ 23 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.53% and expected life of three years.

2.
In August 2007, the Company granted 4,000 share options to a director to purchase 4,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.02 per share. The fair value of all share options using the Black-Scholes model was $ 0.55 per option on the grant date and a total of $ 2.2 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every quarter of the grant date over a three-year period.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.98%, risk-free interest rate of 4.69% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

3.
In January 2008, the Company's Board granted 859,060 share options to employees in the Company to purchase 859,060 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was $ 0.9 per option on the grant date and a total of $ 770 thousand for all options. The option term is for a period of 10 years from the grant date.

The options are exercisable as follows:

a)	799,300 options of which one-quarter is exercisable immediately and the balance is exercisable on a straight-line basis every anniversary of the grant date over three years

b)	24,000 options are exercisable immediately

c)	35,760 options are exercisable on a straight-line basis every anniversary of the grant date over four years

The average value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 65%, risk-free interest rate of 2.95% and expected life of five years.

As of December 31, 2009, 718,636 options were either forfeited or expired and 140,424 options are outstanding.

The Company's Board also granted 64,000 share options to service providers of the Company to purchase 64,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was $ 0.82 per option on the grant date and a total of $ 53 thousand for all options. The option term is for a period of 10 years from the grant date. The options vest as follows: 15,000 options are exercisable immediately, 45,000 options are exercisable on a straight-line basis every anniversary of the grant date over three years and 4,000 options are exercisable on a straight-line basis every anniversary of the grant date over two years.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.53% and expected life of three years.

As of December 31, 2009, 4,000 options were either forfeited or expired and 60,000 options are outstanding.

4.
In December 2007, the Company canceled 1,850,000 options (with performance-related conditions) that were granted to the Chairman in August 2005 to purchase 1,850,000 shares of NIS 0.1 each at an exercise price equal to $ 1.77 per share and granted to the Chairman 1,850,000 new options to purchase 1,850,000 shares of NIS 0.1 each at an exercise price equal to $ 1.8 per share. All other exercise terms remained exactly the same as those of the cancelled options. The fair value of all share options was between $ 2.315 and $ 2.98 per option and a total of $ 4,916 thousand for all options.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50%, risk-free interest rate of 4.6% and expected life of 1.43 to 4.37 years.

As of December 31, 2009, all options were either forfeited or expired.

5.
In March 2008, the Company's Board granted 50,000 share options to employees in the Company to purchase 50,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.595 per share. The fair value of all share options using the Black-Scholes model was $ 0.95 per option on the grant date and a total of $ 48 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a four-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 63.65%, risk-free interest rate of 2.65% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

6.
In May 2008, the Company granted 8,000 share options to service providers of the Company to purchase 8,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.55 per share. The fair value of all share options using the Black-Scholes model was $ 0.75 per option on the grant date and a total of $ 6 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 72.78%, risk-free interest rate of 2.59% and expected life of three years.

As of December 31, 2009, all options were either forfeited or expired.

7.
In July 2008, the Company granted 60,000 share options to a director in the Company to purchase 60,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.75 per share. The fair value of all share options using the Black-Scholes model was $ 1.1 per option on the grant date and a total of $ 65 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.92%, risk-free interest rate of 3.67% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

8.
In August 2008, the Company granted 4,000 share options to a director in the Company to purchase 4,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.84 per share. The fair value of all share options using the Black-Scholes model was $ 1.15 per option on the grant date and a total of $ 4.5 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every quarter of the grant date over a three-year period.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.94%, risk-free interest rate of 3.51% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

9.
In October 2008, the Company granted 940,000 share options to directors in the Company to purchase 940,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 0.99 per share (of which 700,000 share options were granted to the Chairman). The fair value of all share options using the Black-Scholes model was $ 0.32 per option to the Chairman and $ 0.62 per option to other directors on the grant date and a total of $ 376 thousand for all options. The option term is for a period of 10 years from the grant date.

The options granted to the Chairman are exercisable as follows:

a)	583,334 options are exercisable immediately

b)	116,666 options are exercisable on a straight-line basis every month of the grant date over six months

The options granted to other directors are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option granted to the Chairman is based on the following inputs: expected dividend of 0%, expected standard deviation of 83.24%, risk-free interest rate of 1.29% and expected life of one year.

The value of each option granted to other directors is based on the following inputs: expected dividend of 0%, expected standard deviation of 66.99%, risk-free interest rate of 3.25% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

10.
In July 2009, the Company's Board granted 1,400,000 share options (unlisted) to s senior officer in the Company to purchase 1,400,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. The fair value of all share options using the Black-Scholes model was NIS 0.42079 per option on the grant date and a total of NIS 589,106 for all options. The option term is for a period of 120 months from the grant date, such that 33.33% of the share options are exercisable immediately after five months from the grant date and the remaining 66.67% share options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 156.4%, risk-free interest rate of 0.5% and expected life of five years. The volatility is based on the historical volatility of the Company's share for comparative periods that commensurate with the expected term of the option.

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. The approval of the Tel-Aviv Stock Exchange to listing the underlying shares was received.

Ordinary shares issued upon the exercise of options of all grants will have identical rights to Ordinary shares of the Company immediately after their allocation.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

On March 18, 2009, at an extraordinary shareholders' meeting, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 306,443 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 659,224 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 616,667 options (with performance-related conditions) that were granted to him in December 2007 at an exercise price equal to $ 1.8 per share expired. The remaining 1,233,333 unvested options (with performance-related conditions) granted to him in December 2007 at an exercise price equal to $ 1.8 per share were forfeited. The effect of the forfeiture of these options totaled approximately $ 2.65 million and it was included as a deduction of general and administrative expenses in the statement of income.

In addition, 933,333 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options totaled approximately $ 1.45 million and it was included as a deduction of general and administrative expenses in the statement of income. Further, 466,667 options that were granted to him in March 2006 at an exercise price equal to $ 3.85 per share expired.

Movements in the number of share options and their related weighted average exercise prices are as follows:

	Year ended December 31,
	2009		2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at beginning of year	6,165,036	2.63	5,833,531	3.07	6,647,048	3.11
Granted	1,400,000	0.02	1,985,060	1.31	1,954,000	1.80
Exercised *)	-	-	(30,108)	1.10	(9,083)	0.53
Cancelled	-	-	-	-	(1,850,000)	1.75
Expired	(2,607,217)	2.18	(934,764)	3.03	(789,507)	3.50
Forfeited	(2,817,105)	2.44	(688,683)	2.03	(118,927)	2.40

Outstanding at end of year	2,140,714	1.70	6,165,036	2.63	5,833,531	3.07

Exercisable at end of year	1,338,121	2.65	2,900,192	2.93	2,597,004	3.53

*)	Total proceeds received from these exercises aggregated $ 33 thousand and $ 4 thousand for the years ended December 31, 2008 and 2007, respectively.

The weighted average share price at the time of exercise was $ 1.49 per share and $ 1.55 per share in 2008 and 2007, respectively.

No shares were exercised in 2009. Options exercised in 2008 and 2007 resulted in 30,108 shares and 9,083 shares being issued, respectively, at $ 1.1 and $ 0.53 each, respectively. Transaction costs in immaterial amounts have been netted off with the proceeds received.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

Below is information about the exercise price and the remaining contractual life for options outstanding at end of year:

Year ended December 31, 2009			Year ended December 31, 2008
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

1,400,000	0-0.500	9.6	-	0-0.500	10
18,150	0.500-1.499	0.1	987,075	0.500-1.499	10
200,425	1.500-1.995	2.5	2,916,903	1.500-1.995	1.7
10,840	2.000-2.495	0.3	10,840	2.000-2.495	2.3
220,459	2.500-3.495	0.2	473,058	2.500-3.495	2.7
2,880	3.500-4.495	0.1	1,439,880	3.500-4.495	7.1
77,960	4.500-5.500	0.1	82,280	4.500-5.500	0.9
210,000	5.500-10.55	0.7	255,000	10.55-5.500	1.7

2,140,714		6.6	6,165,036		4.3

Year ended December 31, 2007			Year ended December 31, 2006
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

116,702	0.500-1.499	5.5	163,555	0.500-1.499	5.9
2,362,000	1.500-1.995	2.8	2,262,000	1.500-1.995	3.6
681,164	2.000-2.495	0.2	1,160,520	2.000-2.495	1.1
680,532	2.500-3.495	8.3	764,000	2.500-3.495	9.5
1,439,880	3.500-4.495	8.1	1,454,760	3.500-4.495	9
298,253	4.500-5.500	0.9	587,213	4.500-5.500	1.5
255,000	10.55-5.500	2.7	255,000	10.55-5.500	3.7

5,833,531		4.4	6,647,048		4.9

Expenses (income), net related to grant of options to employees were $ (4,180) thousand, $ 1,813 thousand and $ 1,991 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

These plans are to be maintained in accordance with the principles set forth in this issue in paragraph 102 to the Income Tax Ordinance.

According to the track elected by the Company and under these principles, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

As for share options that were granted after the balance sheet date to the Company's CEO, directors and an employee, see Note 25 below.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	REVENUES AND COST OF REVENUES

a.
The Company entered into a licensing agreement with Cubist Pharmaceuticals, Inc. in June 2004, and as amended in August 2005, under which the Company granted Cubist a license to commercialize clinical against hepatitis B. In July 2007, Cubist terminated the agreement.

Under the terms of the agreement, the Company earned revenues of $ 1,815 thousand in the years 2005, 2006 and 2007, of which $ 907 thousand was recognized in 2007 and included, among others, revenues for services which were to be recognized in 2008 had the agreement not been terminated but were accelerated since Cubist terminated the agreement. This credited the Company with all revenues when the agreement was terminated.

Concurrently with the recognition of revenues from the agreement with Cubist, in 2005, 2006 and 2007 the Company recognized costs of $ 218 thousand, of which $ 110 thousand was recognized in 2007. These costs originate from the Company's commitment to pay royalties in connection with the license commercialization of clinical against hepatitis B, as above, to Yeda Research and Development Company Ltd.

b.	As for revenues and cost of revenues in 2008 arising on the sale of the development rights of DOS, see Notes 10b and 15a(3).

NOTE 18:-	RESEARCH AND DEVELOPMENT COSTS

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Salaries and payroll accruals	-	1,583	2,788
Expenses relating to options to employees and service providers	-	54	149
Laboratory materials and production works	-	602	1,525
Clinical trials	-	8,473	3,610
Subcontracted work	-	-	632
Professional services	-	227	456
Rent and laboratory maintenance	-	661	1,140
Depreciation and amortization	-	11	80
Impairment of laboratory equipment	-	-	105
Other	-	111	1,071

	-	11,722	11,556
Less - grants and participations	-	-	56

	-	11,722	11,500

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Salaries and payroll accruals	428	1,307	1,198
Expenses relating to options to employees and service providers *)	(4,180)	1,759	1,842
Patents	14	235	440
Expenses (income) relating to share appreciation rights	119	(1,553)	1,560
Directors' fees	98	356	280
Travel abroad	8	17	85
Foreign services, public relation and travel	13	145	296
Rent and office maintenance	355	183	77
Vehicle maintenance	25	16	14
Insurance	198	203	203
Professional services	378	1,029	1,233
Depreciation and amortization	13	28	28
Other	102	212	340

	(2,429)	3,937	7,596

*)	Include reduced expenses which result from forfeiture of share options that were contingent on the performance of the former chairman and CEO, see also Note 16b.

NOTE 20:-	OTHER GAINS (LOSSES), NET

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Gain (loss) on sale of fixed assets	(5)	288	40
Change in fair value of financial assets at fair value through profit or loss	-	-	(48)
Other income	144	-	-

	139	288	(8)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	FINANCE COSTS (INCOME), NET

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands
Finance costs:

Interest charge	2	3	4
Exchange differences	-	-	9
Management fees and commissions	8	14	16
Other	-	-	1

Total finance costs	10	17	30

Finance income:

Interest income on bank deposits	3	251	668
Exchange differences	3	14	-
Other	-	66	-

Total finance income	6	331	668

Finance income (costs), net	(4)	314	638

NOTE 22:-	TAXES ON INCOME

a.	Taxation in Israel:

1.
Since the 2008 tax year, the results for tax purposes of the Company are measured in nominal values. Until the end of the 2007 tax year, the results for tax purposes of the Company were adjusted for the changes in the Israeli CPI pursuant to the Income Tax (Inflationary Adjustments) Law, 1985 ("the inflationary adjustments law").

2.	Tax rates:

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2007 are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

b.	Foreign subsidiaries:

The subsidiaries whose place of incorporation is the U.S. are taxed according to the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries, including the Federal tax in the country of registration, is 42%.

As a rule, intragroup transactions between the Company and the foreign subsidiaries are subject to the guidance and reporting of the Income Tax Regulations (Determination of Market Conditions), 2006.

c.	Carryforward tax losses and real loss on sale of marketable securities:

Deferred tax assets for carryforward tax losses are recognized to the extent that the realization of the related tax benefit through future taxable income is probable.

The Group's carryforward tax losses total $ 175 million (the parent company - approximately $ 161 million) and $ 168 million (the parent company - approximately $ 154 million) as of December 31, 2009 and 2008, respectively. The Company did not recognize deferred taxes for these losses because their utilization in the foreseeable future is not probable. Out of the amounts of the carryforward losses, the utilization of $ 14 million which derives from foreign investees has definite period according to the law in their jurisdictions. The Company is in discussions with the Israeli tax authorities in order to receive their approval for the transaction, which would execute in a way of swap transaction with Xtepo, in accordance to sections 103 of the Israeli tax rules. This section deals with merger of companies and enables the Israeli tax authorities, in the time of approving the transaction, to impose restrictions and limitations on the carryforward tax losses and its utilization in the future. The management estimates that there is a high probability that the tax authorities will demand to reduce the amount of the carryforward losses for future use and additional limitations according to the tax law.

Carryforward capital losses on securities (including carried back losses on securities which were not offset) which were not offset and other carryforward capital losses total $ 1.3 million as of December 31, 2009. These losses may be used only against capital gains (including, since 2006, against capital gain on marketable securities).

A real loss for tax purposes from sale of securities through December 31, 2005 which was not offset by December 31, 2009 total approximately $ 13 thousand. This loss is deductible in the coming years only against real gain on marketable securities, if available in these years. The Company did not recognize deferred taxes for this loss because their utilization in the foreseeable future is not probable.

The Company did not recognize deferred taxes for carryforward capital because their utilization in the foreseeable future is not probable.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of income for the years presented:

1.	As follows:
	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands
Current taxes:

Current taxes on income for the year	-	10	-
Adjustments in respect of prior years	(23)	(41)	(254)

	(23)	(31)	(254)

Deferred taxes	-	-	48

Tax benefit	(23)	(31)	(206)

2.
Below is a reconciliation between the "theoretical" tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statement of comprehensive income in the reported year:

	2009	2008	2007
	$ thousand	$ thousand	$ thousand
Income (loss) before taxes on income, as reported in the statements of income	2,564	(18,458)	(17,669)

Theoretical tax (tax saving) on this income (loss)	667	(4,984)	(5,124)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	85	(1,138)	(365)
Expenses not deductible for tax purposes	2	405	761
Tax exempt income	(1,087)	-	-
Increase in taxes resulting from taxable losses in the reported year for which no deferred taxes were recognized	333	5,727	4,776
Taxes in respect of prior year	(23)	(41)	(254)

Taxes on income	(23)	(31)	(206)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

3.
Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company can not assess with certainty that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2009, the Company did not record deferred taxes on these losses.

The amounts presented in the statements of income as current taxes generally represent the current taxes of the subsidiaries.

e.        The effect of the adoption of IFRS in Israel on the tax liability:

As stated in Note 2a(2), starting January 1, 2009, the Company prepares its financial statements in accordance with IFRS.

IFRS differ from generally accepted accounting principles in Israel and, accordingly, the preparation of financial statements in accordance with IFRS could reflect a financial position, operating results and cash flows that differ significantly from those presented in accordance with Israeli GAAP.

According to the Amendment to the Income Tax Ordinance (No. 174 and Temporary Provision for the Fiscal Years 2007, 2008 and 2009), 2010 ("the Amendment to the Ordinance") which was passed by the "Knesset" (Israeli parliament) on January 25, 2010 and published in the records on February 4, 2010, Accounting Standard No. 29 of the Israel Accounting Standards Board does not apply to taxable income for the tax years 2007, 2008 and 2009 even if it was adopted in the financial statements for those years.

The implication of the Amendment to the Ordinance is that, practically, IFRS do not apply to the computation of income reported for tax purposes for the above tax years.

The Company's management computed its taxable income for the tax years 2007 and 2008 based on Israeli GAAP that existed before IFRS was adopted in Israel, subject to certain adjustments and, accordingly, the Amendment to the Ordinance had no impact on the measurement of the current and deferred taxes in the financial statements.

f.	Tax assessments:

Self tax assessments submitted by the company till 2004 are deemed final. Self tax assessments submitted by the subsidiaries till 2005 are deemed final. Nevertheless, the American tax authorities are allowed to audit the tax return in which the subsidiaries in the US demanded tax return due to current losses offset with amounts that were paid in previous years for the fiscal years 2003-2005. Audit for these years is limited to the refund received by the company ($ 72 thousand for the years 2003-2004 and $ 77 thousand for 2005).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	EARNINGS PER SHARE

a.	Basic:

Basic earnings per share is calculated by dividing income attributable to equity holders of the parent by the weighted average number of issued Ordinary shares including the retroactive consolidation of shares effected on June 22, 2009, see also Note 16a above.

	Year ended December 31,
	2009	2008	2007

Income (loss) attributable to equity holders of the parent (U.S. dollars in thousands)	2,587	(18,427)	(17,463)

Weighted average number of issued Ordinary shares	58,561,065	58,553,864	45,698,564

Basic earnings (loss) per share (in U.S. dollars)	0.044	(0.315)	(0.382)

b.       Diluted:

Diluted earnings per share is calculated by adjusting the weighted average number of Ordinary shares outstanding to assume conversion of all dilutive potential Ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market price of the Company's shares) based on the monetary value of the terms attached to outstanding options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the options.

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Total income (loss) for the year attributable to equity holders of the parent according to the statement of income used to determine basic earnings (loss) per share	2,587	(18,427)	(17,463)

Total net income (loss) used to determine diluted earnings (loss) per share	2,587	(18,427)	(17,463)

	Number of shares

Weighted average number of shares used to determine basic earnings (loss) per share	58,561,065	58,553,864	45,698,564
Adjustment for incremental shares due to exercise of share options	209,102	-	-

Weighted average number of shares used to determine diluted earnings (loss) per share	58,770,167	58,553,864	45,698,564

Diluted earnings (loss) per share (in U.S. dollars)	0.044	(0.315)	(0.382)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

"Interested party" - as the term is defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

"Related party" - as the term is defined in IAS 24, "Related Party Disclosures".

The Company's key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

a.	Compensation to interested parties:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Wages and salaries to interested parties employed by the Group *)	(1,219)	1,169	1,041

Number of individuals to whom the benefit relates	2	1	1

Management fees and commissions to interested parties employed by the Group	-	-	-

Number of individuals to whom the benefit relates	-	-	-

Compensation to directors not employed by the Group **)	(2,569)	944	1,222

Number of individuals to whom the benefit relates	12	6	6

Rentals to other interested parties not employed by the Group	-	-	-

Number of individuals to whom the benefit relates	-	-	-

*)
Includes reduced expenses in 2009 which result from forfeiture of shares that were contingent on the performance of the former CEO, in amount of $ 1.45 million. The fair value of the benefit recorded due to Options granted to the CEO for the years 2008 and 2007 was approximately $ 919 and $ 816, respectively.

**)
Includes reduced expenses in 2009 which result from forfeiture of shares that were contingent on the performance of the former chairman, in amount of $ 2.65 million. The fair value of the benefit recorded due to Options granted to the chairman for the years 2008 and 2007 was approximately $ 643 and $ 946, respectively.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company/Group is shown below:

	Year ended December 31,
	2009		2008	2007
	U.S. dollars in thousands

Salaries and other short-term benefits	424		1,122	1,066
Increased termination benefits	-		-	-
Post-employment benefits	76		410	-
Other long-term benefits	-		-	-
Share-based payments	(4,059	)*)	1,769	1,865

	(3,559)		3,301	2,931

*)	Includes reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 16b.

NOTE 25:	EVENTS AFTER THE BALANCE SHEET DATE

a.	Below is information about the Company's engagement with Bio-Gal:

1.
Following the Board's approval of the engagement of the Company with Bio-Gal on December 31, 2009, the Company published on January 14, 2010 an extraordinary private placement , to acquire 100% of the issued and outstanding shares of Xtepo Ltd. (a private company that was established for the purpose of this transaction, and which the Bio Gal intellectual property will be transferred into), by allocating 133,063,688 ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital of the Company. On March 2, 2010 the extraordinary shareholders meeting approved the Bio-Gal transaction (see also note 1b' regarding the contingent conditions for the transaction closing).

2.	On February 28, 2010, the Company and Bio-Gal have extended the term for the closing of the Bio-Gal transaction to April 30, 2010. The rest of the terms for the closing remained unchanged.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:	EVENTS AFTER THE BALANCE SHEET DATE (Cont.)

b.	Below is information about share-based payments granted after the balance sheet date to directors in the Group, the CEO (who also acts as a director in the Company) and to another employee:

1.
On January 18, 2010, the Company's Board granted 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.75 per share. The fair value of all share options using the Black-Scholes model was NIS 0.2849 per option on the grant date and a total of NIS 458,744 for all options. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.6%, risk-free interest rate of 1% and expected life of five years.

On March 2, 2010, the shareholders annual general meeting of the Company approved the options grant to the CEO of the Company. However, the grant shall become effective only upon the closing of the Bio-Gal transaction.

2.
On January 18, 2010, the Company's Board granted 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.298 per share. The fair value of all share options using the Black-Scholes model was NIS 0.2347 per option on the grant date and a total of NIS 105,615 for all options. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.6%, risk-free interest rate of 1% and expected life of five years.

On March 2, 2010, the shareholders annual general meeting of the Company approved the options grant to the CEO of the Company.

3.
On January 26, 2010, the Company's Board granted 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.1 per share. The fair value of all share options using the Black-Scholes model was NIS 0.36 per option on the grant date and a total of NIS 36 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable in 24 tranches every quarter over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 1% and expected life of five years.

c.
On March 2, 2010, the shareholders annual general meeting of the Company approved the terms of employment of Mr. David Grossman, the Company’s CEO and Director. However, the terms of employment shall become effective only upon the closing of the Bio-Gal transaction.

d.	In March 2010, the Company formally terminated the license agreement with DOV, regarding the Bicifadine, and all rights under this agreement were reverted to DOV, in coordination with DOV.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated statements of financial position as of January 1, 2007 ("opening balance sheet"), December 31, 2007 and December 31, 2008.

b.	Reconciliations of the consolidated statements of comprehensive income for the years ended December 31, 2007 and 2008.

c.	Reconciliations of certain equity items as of January 1, 2007, December 31, 2007 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:
		January 1, 2007			December 31, 2007			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Item	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		4,400	-	4,400	2,377	-	2,377	2,924	-	2,924
Short-term deposits		20,845	-	20,845	10,600	-	10,600	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	40	(28)	12
Financial assets at fair value through profit or loss		102	-	102	-	-	-	-	-	-
Assets held for sale		18	-	18	-	-	-	-	-	-
Accounts receivable	1,9	702	(93)	609	924	(270)	654	354	(49)	305
Income taxes receivable	9	-	-	-	-	270	270	-	49	49
Deferred taxes	8	29	(29)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	71	-	71

		26,096	(122)	25,974	13,901	-	13,901	3,389	(28)	3,361

NON-CURRENT ASSETS:
Employee benefit assets	1	98	(98)	-	48	(32)	16	-	-	-
Restricted deposits		172	-	172	61	-	61	-	-	-
Fixed assets		490	-	490	106	-	106	41	-	41
Intangible assets	4,5	25	1,783	1,808	11	9,283	9,294	-	-	-
Deferred taxes	8	19	29	48	-	-	-	-	-	-

		804	1,714	2,518	226	9,251	9,477	41	-	41

Total assets		26,900	1,592	28,492	14,127	9,251	23,378	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		January 1, 2007			December 31, 2007			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Item	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		941	-	941	2,144	-	2,144	416	-	416
Other accounts payable	1,9	2,062	(228)	1,834	1,665	-	1,665	1,058	-	1,058
Income taxes payable	9	-	143	143	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	523	(76)	447
Liability for share appreciation rights		-	-	-	1,560	-	1,560	7	-	7
Deferred revenue		399	-	399	-	-	-	-	-	-

		3,402	(85)	3,317	5,369	-	5,369	2,004	(76)	1,928

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	340	(117)	223	194	(63)	131	-	-	-
Deferred revenue		398	-	398	-	-	-	-	-	-

		738	(117)	621	194	(63)	131	-	-	-

Total liabilities		4,140	(202)	3,938	5,563	(63)	5,500	2,004	(76)	1,928

EQUITY:
Share capital		1,072	-	1,072	1,444	-	1,444	1,445	-	1,445
Share premium		136,611	(5,458)	131,153	146,982	(7,405)	139,577	149,089	(9,303)	139,786
Accumulated deficit		(114,923)	7,252	(107,671)	(139,862)	16,719	(123,143)	(149,108)	9,351	(139,757)

Total equity		22,760	1,794	24,554	8,564	9,314	17,878	1,426	48	1,474

Total liabilities and equity		26,900	1,592	28,492	14,127	9,251	23,378	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Year ended December 31, 2007			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	907	-	907	5,940	-	5,940
Cost of revenues	4	110	-	110	58	1,783	1,841

Gross profit		797	-	797	5,882	(1,783)	4,099

Research and development costs	1,2,4	19,007	(7,507)	11,500	11,748	(26)	11,722
General and administrative expenses	1,2,6	5,557	2,039	7,596	5,115	(1,178)	3,937
Business development expenses (income)	6	2,008	(2,008)	-	(1,102)	1,102	-
Impairment loss of intangible asset	4	-	-	-	-	(7,500)	(7,500)
Other gains (losses), net		40	(48)	(8)	288	-	288

Operating loss		(25,735)	7,476	(18,307)	(9,591)	(9,181)	(18,772)

Finance income	3	-	668	668	-	331	331
Finance cost	3	-	30	30	-	17	17

Finance income, net	3	590	48	638	314	-	314

Loss before taxes on income		(25,145)	7,476	(17,669)	(9,277)	(9,181)	(18,458)
Tax benefit		(206)	-	(206)	(31)	-	(31)

Comprehensive loss for the year		(24,939)	7,476	(17,463)	(9,246)	(9,181)	(18,427)

Basic and diluted loss per share (in U.S. dollars) *)		(0.546)	0.164	(0.382)	(0.158)	(0.157)	(0.315)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 16a.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at January 1, 2007, U.S. GAAP		1,072	136,611	(114,923)	22,760

Share-based payment to employees and others	2	-	(5,458)	5,458	-
Adjustments of employee benefit liabilities	1	-	-	11	11
Intangible asset	4	-	-	1,783	1,783

Balance at January 1, 2007, IFRS		1,072	131,153	(107,671)	24,554

		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at December 31, 2007, U.S. GAAP		1,444	146,982	(139,862)	8,564

Share-based payment to employees and others	2	-	(7,405)	7,405	-
Adjustments of employee benefit liabilities	1	-	-	31	31
Intangible asset	4	-	-	9,283	9,283

Balance at December 31, 2007, IFRS		1,444	139,577	(123,143)	17,878

		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at December 31, 2008, U.S. GAAP		1,445	149,089	(149,108)	1,426

Share-based payment to employees and others	2	-	(9,303)	9,303	-
Adjustments of employee benefit liabilities	1	-	-	48	48

Balance at December 31, 2008, IFRS		1,445	139,786	(139,757)	1,474

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Retirement benefit obligation:

According to U.S. GAAP, the retirement benefit obligation for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and retirement funds were measured at their surrender value at each balance sheet date. The retirement obligation and funds were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit from in the form of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, the retirement benefit obligation decreased by approximately $ 202 thousand and employee benefit assets decreased by approximately $ 191 thousand. As of December 31, 2008 and 2007, the retirement benefit obligation decreased by approximately $ 76 thousand and $ 63 thousand, respectively, and employee benefit assets decreased by approximately $ 28 thousand and $ 32 thousand, respectively. Further, for the years ended 31 December 2008 and 2007, research and development expenses decreased by $ 0 thousand and $ 15 thousand, respectively, and general and administrative expenses decreased by $ 17 thousand and $ 5 thousand, respectively.

2.	Share-based payments:

According to U.S. GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under U.S. GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 5,458 thousand was classified from capital reserves to retained earnings.

During 2008 and 2007, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 1,898 thousand and $ 1,947 thousand, respectively, was reclassified from capital reserves to retained earnings.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately $ 26 thousand and $ 59 thousand, respectively. During the year ended December 31, 2007, research and development and general and administrative expenses increased by approximately $ 8 thousand and $ 36 thousand' respectively.

3.	Finance income and costs:

According to U.S. GAAP, finance costs and income were presented net in the statement of income. According to IFRS, finance costs should be disclosed separately from finance income in the statement of income.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to U.S. GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid $ 7,500 thousand in cash and has committed to make other milestone payments.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration is recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of $ 7,500 thousand relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration is recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, $ 1,783 thousand, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to U.S. GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measures the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognizes revenue attributed to the license component after all revenue criteria from sale of goods are met and revenue from rendering of service component are recognized over the service term.

According to the above, under U.S. GAAP, the Company recognized revenue from sale of the DOS program to Presidio of $ 557 thousand and $ 3,383 thousand in the first and second quarters of 2008, respectively. Under IFRS, the Company recognizes revenue of $ 3,876 thousand from disposal of the intangible asset and $ 12 thousand from rendering of service in the first quarter. The Company recognizes revenue from rendering of service of $ 52 thousand in the second quarter and the amount of revenues recognized in the third quarter of 2008 under IFRS is identical to that recognized under U.S. GAAP.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

6.       Business development expenses:

According to U.S. GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the function of expense in general and administrative.

7.       Cumulative comparative figures:

According to U.S. GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.       Deferred taxes:

According to U.S. GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of $ 29 thousand were classified from current assets to non-current assets.

9.       Income taxes receivable and payable:

According to U.S. GAAP, income taxes receivable and payable were presented in accounts receivable and other accounts payable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable and payable are presented separately on the face of the statement of financial position. Upon the date of transition, income taxes payable of $ 143 thousand was classified from other accounts payable to a separate line item. As of December 31, 2008 and 2007, income taxes receivables of $ 49 thousand and $ 270 thousand, respectively, were classified from accounts receivables to a separate line item.

- - - - - - - - - - - - - - - -

Chapter D - Further Particulars of Corporation

Name:	XTL Biopharmaceuticlas Ltd. ("the Company")

Company Number	520039470

Address:	3 Hasapir St., 76100, P.O.B. 370, Rehovot, Israel
(Article 25A)
Telephone:	+972 3 612 7011
(Article 25A)

Facsimile:	+972 8 930 0659
(Article 25A)

E-mail:	ir@xtlbio.com

Date of Balance Sheet:
(Article 9)

Date of Report:	March 24, 2010
(Article 7)

(Article 10A)	Summary of Quarterly Statements of Operations

	Q1	Q2	Q3	Q4
Item	2009	2009	2009	2009	2009
U.S.$ Thousands
Revenue	-	-	-	-	-
Sales cost	-	-	-	-	-
Gross Profit	-	-	-	-	-
Research & development	-	-	-	-	-
Sales and marketing	-	-	-	-	-
Administrative and general	(1,646)	(1,213)	130	300	(2,429)
Other profits (losses), net	-	-	144	(5)	139
Operating profit (loss)	1,646	1,213	14	(305)	2,568
Financial income	12	1	-	(7)	6
Financial expenses	5	1	5	(1)	10
Tax benefit	-	-	-	23	23
Profit (loss) for the period	1,653	1,213	9	(288)	2,587

Article 10	Use of Consideration from Securities While Addressing Goals According to the Prospectus
None.

Article 11	List of Investments in Subsidiaries and Related Companies as of Balance |Sheet Date

Company Name	Share No.	Type of Shares	No. of Shares	P.V. each $	Cost	Equity Value
					U.S.$ Thousands
XTL Biopharmaceuticals Inc. (U.S.)	-	Ordinary	1,000	0.01	19,793	(1,728)
XTL Development Inc. (U.S.)	-	Ordinary	1,000	-	7,500	(17,023)

Holding Rate

Company Name	Issued Share Capital	Voting	Authority to Elect Directors
XTL Biopharmaceuticals Inc. (U.S.)	100%	100%	100%
XTL Development Inc. (U.S.)	100%	100%	100%
*Indirectly held through XTL Biopharmaceuticals Inc. (second tier company)

Article 12	Changes in Investments in Subsidiaries and Related Companies During Reported Period
In the course of 2009, the Company converted a current inter-company balance of $8.3 million, with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc.- into capital.  This was after the failure of the Bicifadine clinical trial in the end of 2008, subsequent to which the subsidiary was unable to meet repayment of this outstanding inter-company balance.

Article 13	Revenues of Subsidiaries and Related Companies and the Company's Income from Them as of balance sheet date

Company Name	Profit(Loss) before tax	Profit(Loss) after tax	Divid.	Management fee	Interest
U.S.$ Thousands
XTL Biopharmaceuticals Inc. (U.S.)	1,024	1,085	-	-	-
XTL Development Inc. (U.S.)	38	38	-	-	-
*Indirectly held through X T L Biopharmaceuticals Inc. (second tier company)

Article 14	List of Groups of Outstanding Loans Extended as of balance sheet date, if Extending Loans was a Major Company Business
None - the Company is not engaged in extending loans.

Article 20	Trade on the Stock Exchange - Securities listed for trade or where trade was discontinued during the reported year

During the reported period, the Company did not list any securities for trade.

On April 16, 2009 the Company reported that on April 15, 2009 the Nasdaq's Listing Qualifications Panel resolved that the Company's ADR did not comply with trading requirements, and thus, pending a decision on the matter, the Company's ADRs would be suspended from trade.

On July 12, 2009 the Company announced that on July 10, 2009 a report was received on the SEC system regarding deletion of the Company's ADR from the Nasdaq.  The ADRs continue to be quoted on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market.

Article 21

Details of recipient				Compensation for services ($ in thousands)								Other compensation
Name	Position	Scope of position	% of holding in equity	Salary ($ in ,000)	Grant	Share- based payment		Management fees	Consulting fees	Commission	Other	Interest	Lease fees	Total

David Grossman[1]	Director and CEO (as of Feb 09)	100%		128	-	-		-	-	-	-	-	-	128
Ron Bentsur[2]	Former CEO (until Apr 09)	100%		67	-	156	*	-	-	-	-	-	-	223
Ronen Twito	CFO (as of Jul 09)	100%		58	-	93		-	-	-	-	-	-	151
Bill Kessler[3]	Former CFO (until May 09)	100%		73	-	13		-	-	-	-	-	-	86
Christian Mayorga[4]	Subsidiaries Controller (until Apr 09)	100%		30	-	2		-	5	-	-	-	-	37

1 The employment agreement with Mr. David Grossman, which includes payment for his work since his appointment (Feb 2009) was approved in the shareholders annual general meeting on March 2, 2010. The agreement is subject to the closing of the Bio-Gal transaction and therefore the detailed payments in the above table were not actually paid. The Company recorded the salary costs for the FY 2009 in accordance with the agreement, due to the management's assessment that the Bio-Gal transaction can be closed within a reasonable time frame. See below a summary of the employment agreement.
2 Mr. Bentsur served as the Company's CEO until April 2009. During his employment, Mr. Bentsur's annual salary was $ 250,000. In addition, during his term, Mr. Bentsur was granted 1,900,000 options that are exercisable to 1,900,000 NIS 0.1 par value Company shares (after the 1:5 share consolidation), of which 1,400,000 were performance-based. With his departure from the Company, the options were forfeited and the rest of the options have expired during the year. Due to the forfeiture of the performance-based options, the Company recorded a decrease in expense (income) of $1.4 million during the period.
* not including the reversal of performance-based options, which were forfeited during the period in the amount of $1.4 million (decrease of expenses) (see Note 16B. of the financial statements)
3 Mr. Kessler served as the Company's CFO until May 2009. During his employment, Mr. Kessler's annual salary was $135,000. In addition, during his employment, he was granted with 200,000 options that are exercisable to 200,000 NIS 0.1 par value Company shares (after the 1:5 share consolidation).
4 Mr. Mayorga served as the Company's US Subsidiaries Controller until April 2009. Since September 2009, Mr. Mayorga provides services to the Company in relation to its US subsidiaries.

1.	Employment Agreement with the Company's CEO – Mr. David Grossman

On March 2, 2010 the Annual General Meeting of the Company approved, after obtaining the Board of Director's confirmation, the employment terms of the Chief Executive Office, Mr. David Grossman (hereinafter - "the CEO").  Accordingly, a personal employment agreement was signed with him, to become effective subject to the closing of the Share Swap Agreement (as set forth in Chapter D of the Report - "the Effective Date"), as follows:

1.1	Employment Period - Mr. Grossman's employment is not limited in time ("Employment Period") and may be terminated by either party on a four month prior written notice.

1.2
Salary - Mr. Grossman will be currently entitled to an annual gross base salary of NIS 336,000. Upon the successful completion of cash fund raising in any stock exchange of $3 million and up to $10 million and thereafter the execution of another significant transaction, Mr. Grossman's annual salary shall be raised up to NIS 630,000, proportionally to the amount raised. In the event that a fund raising does not occur until July 1, 2010, Mr. Grossman's annual salary shall be raised to NIS 480,000. In addition, Mr. Grossman will be entitled to social benefits as customary for executive officers.

1.3
Options - In consideration of his position as the Company's CEO, Mr. Grossman shall be entitled to an allocation of 1,610,000 non-marketable option warrants, free of charge, exercisable into 1,610,000 ordinary shares of the Company, p.v. NIS 0.1 each, with an exercise price of NIS 0.075 per option. 33% of the options shall be fully vested on the grant date, and the remaining 67% shall vest on a monthly basis, commencing from the grant date and for a duration of two years, for as long as Mr. Grossman's employment with the Company is not terminated.

Based on the B&S Model, the economic value of all the option warrants allocated to the CEO is NIS 458,744 as of the grant date[5].

5 It should be noted that the gap between the exercise price and the p.v. of the shares on the date of exercising the options, if at all, would be by transferring the total difference from the share premium item to the share capital item in the Company's financial statements.

1.4	Remuneration for 2009

As part of his employment terms, and due to the fact that Mr. Grossman has been serving as CEO from February 11, 2009 without remuneration, he is entitled to receive a one-time payment of NIS 430,000.

1.5	Conditional Bonus

In the event that within 24 months from his employment, the Company completes a fund raising in an amount exceeding US$3 million., the Company shall pay Mr. Grossman a one time bonus equal to 1% of the fund raising, but limited to a maximum amount of US$150,00. In addition, Mr. Grossman will be entitled to an annual bonus according to the Board of Directors discretion, the formula for such bonus has not been determined yet.

2.	Employment Agreement with the Company's CFO - Mr. Ronen Twito

On July 29, 2009 Mr. Ronen Twito was appointed as the Company's Chief Financial Officer (hereinafter - "CFO").  Accordingly, a personal employment agreement was signed with Mr. Twito, effective as of June 24, 2009 ("the Effective Date"), the gist of which is as follows:

2.1	Employment Period - Mr. Twito's employment is not limited in time ("Agreement Period") and may be terminated by either party on a three month prior written notice ("Prior Notice").

2.2
Salary - Effective as of June 24, 2009, Mr. Twito is entitled to an annual base gross salary of NIS 318,000. Upon the successful completion of cash fund raising in any stock exchange of $3 million and up to $10 million and thereafter execution of another significant transaction, Mr. Twito's annual salary shall be raised up to NIS 600,000, proportionally to the amount raised. In the event that a fund raising does not occur within the first 12 months from the Effective Date, then Mr. Twito's annual salary shall be raised to NIS 456,000. In addition, Mr. Twito is entitled to social benefits as customary with executive officers.

2.3
Options - In consideration of his position as the Company's CFO, Mr. Twito is entitled to an allocation of 1,400,000 non-marketable option warrants, free of charge, exercisable into 1,400,000 ordinary shares p.v. NIS 0.1 each, subject to the adjustments specified in the Company's share option plan.   The exercise price of an option into shares is NIS 0.075. The options shall vest over a three-year period, with 33% having vested on the grant date, and the remaining 67% shall vest on a monthly basis commencing from the effective date, for as long as Mr. Twito serves in this position. Based on the "B&S" Model, the economic value of all of the options as of the grant date[6] is NIS 589,106.

2.4	Conditional Bonus

In the event that the Company completes a fund raising of $ 3 million and up to $ 10 million, Mr. Twito will be entitled to receive a one-time bonus proportionally to the amount raised and up to  $US 200,000.  In addition, Mr. Twito will be entitled to an annual bonus according to the Board of Directors discretion, the formula for such bonus has not been determined yet.

The overall remuneration for directors who have not been included in the list under Item A above amounted to $98,000 in 2009.

In the period after the reported year and until the date of submitting the report, no further payments were effected to the office holders listed above other than their monthly salary.  Furthermore, during the said period, no bonuses and benefits were approved other than approval of the CEO's terms of employment, which is contingent on closing the Bio-Gal transaction and granting options to the directors as set forth in Article 24 below.

6 It should be noted that the gap between the exercise price and the p.v. of the shares on the date of exercising the options, if at all, would be by transferring the total difference from the share premium item to the share capital item in the Company's financial statements.

Article 22	Particulars of transactions with a controlling shareholder in which, as far as the Company knows, the controlling shareholder has a personal interest in the approval thereof.

During the reported period and thereafter, the Company did not negotiate any transaction with, or in which a controlling shareholder has a personal interest in the approval thereof.

Article 24	Convertible shares and securities which, as far as the Company knows, are held on the reported date by interested parties.

As far as it is aware, the Company has no interested parties, apart from Company directors who hold no securities of the Company as of December 31, 2009.

Convertible shares and securities which, as far as the Company knows, are held on the reported date or close thereto by an interested party in a subsidiary or related company

None.

Dormant shares

None.

Article 24A	Authorized and Paid-Up Capital, and Convertible Securities as of March 24, 2010

Authorized capital:  700,000,000 shares, p.v. NIS 0.1 each.

Paid-up capital: 58,561,065 shares, p.v. NIS 0.1 each.

All the shares confer share capital rights and voting rights.

Securities convertible into Company shares:
481,714 options to former employees and office holders in the Company, exercisable into shares.
627,408 options to a office holder in the Company, exercisable into shares.

During the reported period, the Company's options were not exercised.
As of December 31, 2009, 5,424,322 options had either expired or were forfeited.

In the period after the reported year and until the date of submitting the report, the Audit Committee, Board of Directors and General Meeting approved the grant of 450,000 options to directors of the Company, exercisable into shares.

1,610,000 options to the CEO are exercisable into shares subject to closing the Bio-Gal transaction (see Article 21 regarding the agreement with the Company's CEO).

Furthermore, the Board approved the grant of 100,000 options to an employee of the Company, exercisable into shares.

Corporate Directors
Article 26
(1):
Director's name:	Jaron Diament
ID Card No.:	22963789
Date of birth:	02/07/1967
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli
Membership in Board Committee(s):	Audit Committee, Nominations Committee, Compensation Committee
External director:	Yes
Accounting and financial expertise or professional qualification	Yes
Employee of the Company, subsidiary, related company or interested party in the Company:	No
Start of office as director:	18/03/2009
Education:	B.Sc. Economics & Accounting - Tel Aviv Univ. CPA (Israel).
Employment over the past 5 years:	CEO of Tagor Capital Ltd.; CFO Tagor Capital Ltd.; independent financial adviser.
Other corporations where he serves as director:	External director at Mega Or Holdings Ltd.
Relative of an interested party:	No

(2):
Director's name:	Amit Yonay
ID Card No.:	024907743
Date of birth:	28/03/1970
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli and American
Membership in Board Committee(s):	Nominations Committee
External director:	No
Accounting and financial expertise or professional qualification	Yes
Employee of the Company, subsidiary, related company or of interested party in the Company:	No
Start of office as director:	18/03/2009
Education:	B.Sc. in Electrical Engineering from Binghamton University and an MBA from Tel Aviv University.

Employment over the past 5 years:	Chairman of the Board of Directors. Businessman in the real estate and capital markets in the U.S. Chief Analyst (Israel) with ING Group. Portfolio Manager at Meretz Investments Ltd.
Other corporations where he serves as director:	None
Relative of an interested party:	No

(3):
Director's name:	Boaz Shweiger
ID Card No.:	032182586
Date of birth:	20/05/1975
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli
Membership in Board Committee(s):	Audit Committee
External director:	No
Accounting and financial expertise or professional qualification	Yes
Employee of the Company, subsidiary, related company or of interested party in the Company:	No
Start of office as director:	11/02/2009
Education:	LL.B, from the College of Management, MBA from Tel- Aviv University.
Employment over the past 5 years:	Managing Director of a private holding company.; Attorney with S. Horowitz & Co. Director of Isal Amlat Investments (1993) Ltd.
Other corporations where he serves as director:	None
Relative of an interested party:	No

(4):
Director's name:	Marc Allouche
ID Card No.:	319512562
Date of birth:	23/10/1973
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli and French
Membership in Board Committee(s):	Compensation Committee
External director:	No
Accounting and financial expertise or professional qualification	Yes
Employee of the Company, subsidiary, related company or of interested party in the Company:	No
Start of office as director:	18/03/2009

Education:	BA in Economics and Management and MBA from Dauphine University, Paris. Chartered CPA (France).
Employment over the past 5 years:
Financial advisor and entrepreneur.
Head of the Alternative Investments Division of Harel Insurance Investments.
Vice President of investments and strategic development of SGPA Ltd.
Senior Manager - Bedford International

Other corporations where he serves as director:	None
Relative of an interested party:	No

(5):
Director's name:	Dafna Cohen
ID Card No.:	24812943
Date of birth:	23/02/1970
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli
Membership in Board Committee(s):	Audit Committee, Nominations Committee, Compensation Committee
External director:	Yes
Accounting and financial expertise or professional qualification	Yes
Employee of the Company, subsidiary, related company or of interested party in the Company:	No
Start of office as director:	18/03/2009
Education:	BA in Economics and Political Science; MBA from Hebrew University, Jerusalem.
Employment over the past 5 years:	Treasurer and Investment Manager - Emblaze Ltd.

Other corporations where she serves as director:	Director - Formula Systems (1985) Ltd.
Relative of an interested party:	No

(6):
Director's name:	David Grossman
ID Card No.:	011202793
Date of birth:	26/02/1975
Address for service of process:	14 Abba Hillel Silver Rd. Ramat-Gan 52506, Israel
Nationality:	Israeli and British
Membership in Board Committee(s):	None
External director:	No
Accounting and financial expertise or professional qualification	No
Employee of the Company, a subsidiary, related company or of interested party in the Company:	Director, CEO of the Company and office holder in the U.S. subsidiaries

Start of office as director:	11/02/2009
Education:	BA in business administration from the Interdisciplinary Center, Herzliya.
Employment over the past 5 years:	VP Eurocom Investments, VP Sahar Investments, Director and member of Audit Committee of Gilat Satcom, Senior Analyst at Israel Health Care Ventures (IHCV).
Other corporations where he serves as director:	Bio Light Israeli Life Science Investments Ltd.
Relative of an interested party:	No

Article 26A	Senior Office Holders in the Company (not listed under Article 26 above)

(1):
Director's name:	Ronen Twito
ID Card No.:	032161655
Date of birth:	20/02/1975
Start of office as director:	29/07/2009
Position with the Company, subsidiary, related company or interested party in the Company:	CFO
Interested party in the Company or relative of other senior office holder or interested party in the Company:	No
Education:	C.P.A. (Israel). B.Sc. in Business Management majoring in Accounting - the College of Management; B.Ed in Accounting.
Business experience over the past 5 years:	Corporate Finance Director, Leadcom Integrated Solutions Audit Manager, Ernst &Young, Israel

Article 26B	Independent Authorized Signatories. There is no single independent authorized signatory in the Company.

Article 27	Company Auditors Kesselman & Kesselman & Co. (PWC Israel). Hasahar Tower, 25 Hamered St., Tel Aviv, Israel

Article 28	Revision of Memorandum or Articles of Incorporation No revision was made during the reported year.

Article 29	Recommendations & Resolutions of the Directors and the General Meeting during the reported year.

2.6	Directors' Recommendations to the General Meeting and Directors'Resolutions not Requiring the General Meeting's approval.
None.

2.7	Resolutions not Conforming to the Directors' Recommendations Adopted at the General Meeting.
None.

2.8	Resolutions Adopted by an Extraordinary General Meeting

In the course of 2009, the following resolutions were adopted at an Extraordinary General Meeting of the Company:

1.	On March 18, 2009 an Extraordinary General Meeting of the Company was held, with the following resolutions on its agenda:

1.1          Approving the election of Messrs. Marc Allouche, Amit Yonay, Boaz Shweiger and David Grossman as directors of the Company.

1.2	Approving the election of Ms. Dafna Cohen and Mr. Jaron Diament as external directors in the Company.

1.3	Approval of the consolidation of the Company's share capital, such that every 5 ordinary shares p.v. NIS 0.02 each will be consolidated into one ordinary share p.v. NIS 0.1 each.

1.4
Increasing the Company's authorized share capital from NIS 10,000,000, divided into 100,000,000 ordinary shares of the Company p.v. NIS 0.1 each, to NIS 70,000,000, divided into 700,000,000 ordinary shares of the Company p.v. NIS 0.1 each.

1.5	Revising the ADR ratio of the Company such that instead of each ADR representing two shares p.v. NIS 0.1 each, every ADR will represent 20 ordinary shares p.v. NIS 0.1 each.[7]

7 It should be noted that the said resolution was adopted in order to enable the Company to be traded again on the NASDAQ.  However, because it became evident to the Company, after the Extraordinary General Meeting, that revising the ratio will not enable such a move, the Company did not implement the resolution.  It should also be noted that given the resolution mentioned in Item 1.3, the ADR ratio was revised such that each ADR represents 2 new shares.

2.	Subsequent to the balance sheet date and prior to signing the financial report, the following resolution was adopted by the Extraordinary General Meeting of the Company:

2.1
Approval of the Company's engagement in an agreement to acquire  100% of the shares of Xtepo Ltd. (hereinafter - "Xtepo"), a private company incorporated in Israel on November 9, 2009, which will hold an exclusive license to use a patent for the Erythropoietin drug (hereinafter - "EPO"), by way of issuing new shares of the Company in an extraordinary  private placement pursuant to the Israeli Securities Regulations (Private Placement of Securities in a Listed Company) (hereinafter - "the Regulations") - 2000, to the shareholders of Xtepo, (hereinafter - "the Share Swap Agreement"), such that after consummating the Share Swap Agreement, Xtepo's shareholders (together with their stake in the Company prior to the share swap) will hold about 70.64% of the Company's issued and paid-up share capital and the balance of about 29.36% will be held by the Company's shareholders (excluding Xtepo shareholders) (see Note 1B. to the Financial Statements).

Article 29A	The Company's Resolutions in the Reported Year:

Exemption and Indemnification

At the meeting of the Audit Committee of the Company's Board of Directors, held on January 18, 2010, and at the Annual General Meeting held on March 2, 2010, the Management resolved to grant directors and office holders a prior exemption in respect of damage caused to the Company as a result of a breach of the officer holder's duty of care, subject to the provisions of the Companies Law.  The Company further resolved that letters of indemnification would be sent to the directors and office holders. Accordingly, a letter of indemnification was sent to the Company's directors and office holders, the main points of which are as follows:

a.
The Company undertook to indemnify each office holder for any obligation or expense imposed on him, in connection with an act or omission by such person in his capacity as a director and/or office holder and/or by virtue of his position on behalf of the Company in a subsidiary and/or related companies as follows:

a) a monetary liability imposed upon the director and/or office holder in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; b) reasonable litigation expenses, including attorneys’ fees, actually incurred by the director and/or office holder or imposed upon him by a court, in a proceeding brought against him by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent.

b.
The Company's undertaking to grant such indemnification is limited to the types of events set forth in the annex to the letter of indemnification, all or part of which, in the Board's opinion, may be anticipated, provided that the maximum amount of indemnification shall not exceed the amount mentioned in Item (c) below.

c.
The maximum aggregate amount of the indemnification for all directors and office holders in the Company shall not exceed US$4 million. (hereinafter - "maximum indemnification amount").  Should all indemnification amounts which the Company is required to pay, plus any such amounts paid by that date according to the letters of indemnification, exceed the maximum indemnification amount, the maximum indemnification amount or the balance thereof, as the case may be, shall be divided among the directors and office holders who are entitled to it as above and which has not yet been paid to them by that date, such that the amount which each director and/or office holder actually receives will be calculated according to the ratio between the amount due to each director and/or office holder and the aggregate amount which shall be due to all the said office holders on that date in respect of demands for indemnification received by the Company.

d.
Pursuant to its undertaking in the letter of indemnification, the Company may, at the director and/or office holder's request, consider giving preliminary amounts for reasonable litigation expenses provided that the total, plus any amounts which the director and/or office holder receives under the letter of indemnification, does not exceed the amounts specified in Item (c) above.

The Company's undertakings in accordance with the above letter of indemnification, shall stand to the credit of the director and/or office holder, with no time limit even after terminating his position in the Company, provided that the actions for which the letter of indemnification was given, were committed during the office holder's service in the Company, regardless of the date of discovering the event in respect of which he is entitled to indemnification.

Date:	March 24, 2010

Names of
Signatories:	Position	Signature

Amit Yonay	Chairman of the Board	__________

David Grossman	CEO	____________

XTL BIOPHARMACEUTICALS LTD.

Separate financial information for 2009 being presented pursuant to
Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports) 5730 – 1970.

XTL BIOPHARMACEUTICALS LTD.

Separate financial information for 2009 being presented pursuant to
Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports) 5730 – 1970.

AS OF DECEMBER 31, 2009

INDEX

Page

Auditors' Report	E-3

Financial Data - in USD:

Assets and liabilities included in the consolidated financial statements that are attributed to the Company itself as a parent company	E-4

Income and expenses included in the consolidated financial statements that are attributed to the Company itself as a parent company	E-5

Cash flows included in the statements that are attributed to the Company itself as a parent company	E-6-E-7

Notes and supplementary information to the financial data	E-8 - E-14

- - - - - - - - - - - - - - - -

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

To: The Share Owners of XTL Biopharmaceuticals LTD

Auditors special report on the separate financial information in accordance with regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970.

We have audited the separate financial information as set forth in regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") as of December 31, 2009, December 31, 2008, December 31, 2007 and January 1, 2007, and for each of the three years ended December 31, 2009.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used in preparing the separate financial information and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial information is prepared, in all material respects, according to regulation 9c' of the Israeli Securities Exchange Regulation (Interim and Immediate Reports) - 1970.

Without qualifying our opinion, we draw your attention to note 1d of the consolidated financial statements, which addresses that the Company's ability to continue operating as a going concern is dependent on the Bio-Gal transaction and the ability to raise funds as part of this transaction, or from alternative sources. Because there is uncertainty regarding completion of the Bio- Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources, there is substantial doubt about the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern.

Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
March 24, 2010

XTL BIOPHARMACEUTICALS LTD.
ASSETS AND LIABILITIES INCLUDED IN THE CONSOLIDATD FINANCIAL STATEMENTS THAT ARE ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

		December 31,			January 1,
		2009	2008	2007	2007
	Note	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	3	406	2,307	2,123	3,980
Short-term deposits		-	-	10,600	20,845
Financial assets at fair value through profit or loss		-	-	-	102
Available-for-sale assets		-	-	-	18
Assets in respect of employee benefits		-	12	-	-
Other receivables	4	29	140	212	492
Balances with investees		1,634	10,403	-	-
Restricted deposits		40	71	-	-

		2,109	12,933	12,935	25,437
NON-CURRENT ASSETS
Restricted deposits		-	-	61	172
Assets in respect of employee benefits		-	-	16	-
Fixed assets		20	32	49	297
Intangible assets		-	-	1,794	1,808
Other investments		135	-	-	-

		155	32	1,920	2,277
Net sum which relates to the owners of the parent company, of the total assets less the liabilities, which present financial information in respect of investees in the consolidated statements of financial position		-	-	5,116	702

TOTAL ASSETS		2,264	12,965	19,971	28,416

CURRENT LIABILITIES
Trade payables	5	88	62	517	677
Other payables	6	441	323	667	1,098
Balances with investees		-	-	778	1,067
Deferred income		-	-	-	399

		529	385	1,962	3,241
NON-CURRENT LIABILITIES
Accrued severance pay		-	-	131	223
Deferred income		-	-	-	398

		-	-	131	621

Net sum which relates to the owners of the parent company, of the total assets less the liabilities, which present financial information in respect of investees in the consolidated statements of financial position		1,728	11,106	-	-

TOTAL LIABILITIES		2,257	11,491	2,093	3,862

Equity attributable to equity holders of the parent
Ordinary share capital		1,445	1,445	1,444	1,072
Share premium		139,786	139,786	139,577	131,153
Accumulated deficit		(141,224)	(139,757)	(123,143)	(107,671)

TOTAL EQUITY		7	1,474	17,878	24,554
Total liabilities and equity attributable to equity holders of the parent		2,264	12,965	19,971	28,416

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Approval date of the financial information by the Company's Board of Directors: March 24, 2010

The accompanying notes and supplementary information constitute an integral part of these financial statements.

XTL BIOPHARMACEUTICALS LTD.
INCOME AND EXPENSES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS THAT ARE ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

		For the year ended December 31,
		2009	2008	2007
	Note	USD in thousands

Revenues		-	6,217	948
Cost of the revenues		-	1,841	110

Gross profit		-	4,376	838

Research and development expenses		-	1,438	5,818
General and administrative expenses		(1,363)	5,442	6,025
Other gains (losses), net		140	(9)	(8)

Operating income (loss)		1,503	(2,513)	(11,013)

Financial income		6	332	658
Financial expenses		7	13	22

Financial income (expenses), net		(1)	319	636

Income (loss) before taxes on income		1,502	(2,194)	(10,377)

Taxes on income	8	-	11	-
Equity in earnings (losses) of investees		1,085	(16,222)	(7,086)

Income (loss) for the year attributable to equity holders of the parent		2,587	(18,427)	(17,463)

The accompanying notes and supplementary information constitute an integral part of these financial statements.

XTL BIOPHARMACEUTICALS LTD.
CASH FLOWS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS THAT ARE ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

	For the year ended December 31,
	2009	2008	2007
	USD in thousands

Cash flows from operating activities:

Net income (loss) for the year	2,587	(18,427)	(17,463)
Adjustments required to reconcile net income (loss) to net cash used in operating activities (a)	(4,947)	18,994	8,072
Net cash flows from operating activities in respect of transactions with investees	483	(11,181)	(289)

Net cash used in operating activities	(1,877)	(10,614)	(9,680)

Cash flows from investing activities:

Increase (decrease) in restricted deposit	31	(10)	113
Decrease in short-term bank deposits	-	10,600	10,245
Purchase of fixed assets	-	(2)	(12)
Proceeds from the disposal of fixed assets	-	-	181
Other investments	(55)	-	-
Net cash flows from investments activities in respect of transactions with investees	-	-	(11,500)

Net cash provided by (used in) investing activities	(24)	10,588	(973)

Cash flows from financing activities:

Proceeds from issuance of shares	-	-	8,792
Refund of stamp duty paid in 2004 in respect of issuance of shares	-	177	-
Exercise of options	-	33	4

Net cash provided by financing activities	-	210	8,796

Increase (decrease) in cash and cash equivalents	(1,901)	184	(1,857)

Balance of cash and cash equivalents at the beginning of the year	2,307	2,123	3,980

Balance of cash and cash equivalents at the end of the year	406	2,307	2,123

The accompanying notes and supplementary information constitute an integral part of these financial statements.

XTL BIOPHARMACEUTICALS LTD.
CASH FLOWS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS THAT ARE ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

		For the year ended December 31,
		2009	2008	2007
		USD in thousands

(a)	Adjustments required to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	8	21	46
	Loss (gain) from disposal of fixed assets	4	9	(40)
	Share-based payment transactions	(4,180)	1,813	1,991
	Impairment of fixed assets	-	-	105
	Change in intangible assets	-	1,783	-
	Change in accrued severance pay	12	(127)	(108)
	Equity in losses (earnings) of investees	(1,085)	16,222	7,086
	Change in liability in respect of share appreciation rights	119	-	-
	Proceeds from realization of securities measured at fair value through profit or loss, net	-	-	54
	Change in fair value of financial assets at fair value through profit or loss	-	-	48
	Revaluation of restricted deposit	-	-	(2)

		(5,122)	19,721	9,180
	Changes in operating asset and liability items:

	Change in deferred income	-	-	(797)
	Decrease in other receivables	111	72	280
	Decrease in trade payables	(54)	(455)	(160)
	Increase (decrease) in other payables	118	(344)	(431)

		175	(727)	(1,108)

		(4,947)	18,994	8,072

The accompanying notes and supplementary information constitute an integral part of these financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 1: -   METHOD OF PREPARING THE SEPARATE FINANCIAL INFORMATION BEING PRESENTED PURSUANT TO REGULATION 9C OF THE SECURITIES REGULATIONS (IMMEDIATE AND PERIODIC REPORTS) 5730 – 1970

a.	Definitions:

"The Company" - XTL Biopharmaceuticals Ltd.

"The separate financial information" - separate financial information being presented pursuant to Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970.

Unless otherwise stated, all of the terms used within the scope of the separate financial information are as these terms are defined in the Company's consolidated financial statements for 2009 ("consolidated financial statements").

"Investee" - subsidiary.

"Intercompany transactions" - transactions of the Company with subsidiaries.

"Intercompany balances," "intercompany income and expenses," "intercompany cash flows" - balances, income or expenses, and cash flows, as the case may be, deriving from intercompany transactions, which were eliminated in the consolidated financial statements.

b.	Following are the principles and method of preparation of the separate financial information:

The separate financial information has been prepared in conformity with Regulation 9.C. of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970 ("Regulation 9.C."), including the particulars specified in the Tenth Addendum to the said Regulations ("the Addendum"), and subject to the clarifications specified in "Clarification Regarding the Corporation's Separate Financial Statements," which was published on the website of the Securities Authority on January 24, 2010, which addresses how to apply said Regulation and Addendum ("ISA Staff Clarification").

The separate financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in conformity with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27 - "Consolidated and Separate Financial Statements" in particular. Nonetheless, the accounting policy specified in Note 2 of the consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the consolidated financial statements, shall be applied for the purpose of presenting the separate financial information, mutatis mutandis deriving from that stated hereunder.

Disclosures are also included in the notes to be presented hereunder, concerning additional material information, in conformity with the disclosure requirements specified in Regulation 9.C. and as specified in the Addendum, and subject to the ISA Staff Clarification, to the extent that such information was not included in the consolidated financial statements in a way explicitly referring to the Company itself as a parent company.

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 1: -	METHOD OF PREPARING THE SEPARATED FINANCIAL INFORMATION PRESENTED PURSUANT TO REGULATION 9C OF THE SECURITIES REGULATIONS (IMMEDIATE AND PERIODIC REPORTS) 5730 – 1970 (Cont.)

b.	Following are the principles and method of preparation of the separate financial information (Cont.):

1.	Assets and liabilities included in the consolidated financial statements that relate to the Company itself as a parent company:

Sums of the assets and liabilities included in the consolidated statements of financial position are presented, after eliminating intercompany balances that were eliminated in the consolidated financial statements, which are attributed to the Company itself as a parent company, and they are categorized according to types of assets and liabilities. These data were classified in the same way that they were classified in the consolidated statements of financial position. The said sums of assets and liabilities reflect the assets and liabilities included in the consolidated statements of financial position, with the exception of sums of assets and liabilities in respect of investees, and with the addition or deduction, as the case may be, of intercompany balances that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated statements of financial position, which relates to the owners of the parent company, of the total assets less the liabilities, which present financial information in respect of investees in the consolidated statements of financial position.

Such presentation causes the equity attributable to equity holders of the parent, on the basis of the consolidated financial statements, to be identical to the Company's equity as derived from the separate financial information.

2.	Income and expenses included in the consolidated financial statements that are attributed to the Company itself as a parent company:

Sums of income and expenses included in the consolidated financial statements are included, segmented in respect of income or loss after eliminating intercompany income and expenses that were eliminated in the consolidated financial statements, which are attributed to the Company itself as a parent company, and itemized according to types of income and expenses.

These data were classified in the same way that they were classified in the consolidated statements of comprehensive income in the consolidated financial statements. The said sums of income and expenses reflect the income and expenses included in the consolidated statements of comprehensive income in the consolidated financial statements, with the exception of sums of income and expenses in respect of investees, and with the addition or deduction, as the case may be, of intercompany income and expenses that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated financial statements, which relates to the equity holders of the parent, of the total income less the expenses, which present results of activity in respect of investees in the consolidated financial statements. These data are presented in the statements of income.

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 1: -	METHOD OF PREPARING THE SEPARATED FINANCIAL INFORMATION PRESENTED PURSUANT TO REGULATION 9C OF THE SECURITIES REGULATIONS (IMMEDIATE AND PERIODIC REPORTS) 5730 – 1970 (Cont.)

b.	Following are the principles and method of preparation of the separate financial information (Cont.):

2.	Income and expenses included in the consolidated financial statements that are attributed to the Company itself as a parent company (Cont.):

Such presentation causes the total income for the year, which is attributed to the equity holders of the parent, on the basis of the consolidated financial statements, to be identical to total income for the year attributed to the equity holders of the parent as derived from the separate financial information.

3.	Cash flows included in the consolidated financial statements that are attributed to the Company itself as a parent company:

Sums of cash flows included in the consolidated financial statements, which are attributed to the Company itself as a parent company, are presented a taken from the consolidated statements of cash flows (i.e., the balances of the sums after eliminating intercompany cash flows in the consolidated financial statements), segmented according to cash flows from operating activities, cash flows from investing activities and cash flows from financing activities, and while itemizing their components. In addition, net intercompany cash flows are presented separately under each of the said activities.

These data were classified in the same way that they were classified in the consolidated financial statements. These sums reflect the cash flows included in the consolidated financial statements, with the exception of cash flows relating to investees.

4.	As for the going concern issue, see note 1d in the consolidated financial statements

NOTE 2: -	CLASSIFICATION OF INSTRUMENTS BY GROUPS, IN CONFORMITY WITH IAS 39, "FINANCIAL INSTRUMENTS: - RECOGNITION AND MEASUREMENT"

As of December 31, 2009, 2008 and 2007, and January 1, 2007, all of the financial assets have been categorized under loans and receivables, except for financial assets at fair value through profit or loss, which were classified under assets at fair value through profit or loss. Furthermore, all of the financial liabilities as of those dates have been categorized under other financial liabilities at amortized cost.

NOTE 3: -	CASH AND CASH EQUIVALENTS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

The composition of the cash and cash equivalents included in the consolidated financial statements attributed to the Company itself as a parent company is as follows:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

Cash in bank and on hand	352	2,283	2,064	280
Short-term bank deposits	54	24	59	3,700

	406	2,307	2,123	3,980

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 3: -	CASH AND CASH EQUIVALENTS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY (Cont.)

The cash and cash equivalents included in the consolidated financial statements and attributed to the Company itself as a parent company are in or linked to the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

USD (the Company's functional currency)	325	2,280	2,062	3,748
ILS	81	24	55	228
GBP	-	3	6	4

	406	2,307	2,123	3,980

NOTE 4: -	OTHER RECEIVABLES

a.	Composition:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

Institutions	8	2	21	8
Income receivables	-	-	61	317
Prepaid expenses	21	138	111	142
Other receivables	-	-	19	25

	29	140	212	492

b.	The carrying amounts of other receivables constituting monetary items are denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

USD	-	-	61	338
ILS	8	2	40	12

	8	2	101	350

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 5: -	TRADE PAYABLES

a.	Composition:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

Open debts	66	62	517	677
Checks payable	22	-	-	-

	88	62	517	677

The carrying amounts of trade payables constitute a reasonable approximation of their fair value since the effect of the capitalization is immaterial.

b.	The carrying amounts of trade payables are denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

ILS	36	16	143	135
USD	52	46	374	542

Total	88	62	517	677

NOTE 6: -	OTHER PAYABLES

a.	Composition:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

Employees and payroll accruals	122	39	44	117
Institutions	-	8	23	33
Expenses payable	319	268	574	948
Others	-	8	26	-

	441	323	667	1,098

The carrying amounts of other payables constitute a reasonable approximation of their fair value since the effect of the capitalization is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 6: -	OTHER PAYABLES (Cont.)

b.	The carrying amounts of other payables are denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	USD in thousands

ILS	132	87	109	381
USD	309	236	558	717

Total	441	323	667	1,098

NOTE 7: -	DISCLOSURE OF THE LIQUIDITY RISK DERIVING FROM FINANCIAL LIABILITIES ATTRIBUTED TO THE COMPANY ITSELF AS A PARENT COMPANY

The cash flow forecast is made by the Company's management both at the level of the various entities in the Group and on a consolidated basis. The Company's management examines current forecasts of the Company's liquidity requirements in order to ensure that sufficient cash is available for operating purposes. The Company does not use credit facilities. These forecasts take into account a number of factors, such as particular liquidity ratios that the Company has set as targets for itself to achieve.

Cash surpluses being retained in order to finance the current activities are invested in interest-bearing investment channels, such as current accounts, time restricted deposits and other solid channels. These investment channels are selected according to the desired repayment period or according to their level of liquidity, so that the Group will have sufficient cash balances, according to the aforesaid forecasts.

As of December 31, 2009, 2008 and 2007, and January 1, 2007, the maturity date of the Company's financial liabilities is up to one year after each of the reported dates.

NOTE 8: -	TAXES ON INCOME

a.	Taxation of the Company in Israel, the tax rates, encouragement laws applicable to the Company and its tax assessments:

For details about how the Company's results are measured in Israel for tax purposes and about the tax rates applicable to its income and the encouragement laws applicable to it, and regarding the Company's tax assessments, see Note 22 of the consolidated financial statements.

b.	Carry-forward losses and a real loss from realization of marketable securities for tax purposes of the Company itself:

As of December 31, 2009, and following the revocation of the Adjustments Law, balances of deductions due to inflation became part of the losses being carried forward.

The Company's losses for tax purposes being carried forward total approximately $ 161 million and $ 154 million as of December 31, 2009 and 2008, respectively. The Company did not record deferred taxes in respect of these losses since there is no certainty that they shall be utilized in the foreseeable future. Capital losses from securities of the Company (including losses from securities from previous years that have not yet been offset), which have not yet been offset for tax purposes are carried forward to coming years, and other capital losses for tax purposes being carried forward total, as of December 31, 2009, approximately NIS 4.9 million (approximately $ 1.3 million). These losses may be utilized solely against capital gains (including, as of 2006, gains from marketable securities). As for the day of the report the Company is in discussions with the Israeli tax authorities in order to receive their approval for the Bio Gal transaction (see note 22 to the consolidated financial statements)

XTL BIOPHARMACEUTICALS LTD.

NOTES AND SUPPLEMENTARY INFORMATION TO THE FINANCIAL DATA

NOTE 8: -	TAXES ON INCOME (Cont.)

A real loss, which derived from the realization of securities for tax purposes, up until December 31, 2005 and not yet offset by December 31, 2009, totals approximately $ 13 thousand. This loss shall be permitted for deduction in coming years solely against a real gain from marketable securities, if any. No deferred taxes were allocated in respect of this loss, since there is no certainty that they will be utilized in the foreseeable future.

The Company did not recognize deferred taxes in respect of carry-forward capital losses, since there is no certainty that they will be utilized in the foreseeable future.

c.	Taxes on income included in the statements of income and attributed to the Company itself as a parent company for the periods presented:

	Year ended December 31,
	2009	2008	2007
	USD in thousands

Current taxes:
Current taxes in respect of income for the reported year	-	11	-

Income tax expenses	-	11	-

NOTE 9: -	RELATIONS, ENGAGEMENTS, LOANS, MATERIAL INVESTMENTS AND TRANSACTIONS BETWEEN THE COMPANY AND ITS INVESTEES

a.	Investments and holding rates in investees:

For details about the volumes of the investments and the holding rates in investees, see Note 8 to the consolidated financial statements.

b.	Transactions with the subsidiary:

During the reported years, the Company executed purchase and sale transactions with its subsidiary, XTL Inc., which is wholly owned by the Company, (at market prices), under credit terms ranging between 270 and 360 days of credit. The credit is denominated in U.S. dollars. In 2009, there were no sales of services or purchases of services from the subsidiary. During 2008 and 2007, the volume of sales of services to the subsidiary totaled approximately $ 277 thousand and $ 41 thousand, respectively, while the volume of purchases of research and development services from the subsidiary totaled approximately $ 3,972 thousand and $ 6,772 thousand, respectively.

- - - - - - - - - - - - - -

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 612 7011, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 26, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer